BUILDING PER SHARE VALUE

Keane, Inc. 2001 Annual Report to Shareholders

Capitalizing on Market Opportunities



KEANE

HOW WE BUILD LONG-TERM PER SHARE VALUE

Keane recognizes that over the long term the investment community will value its business based on the consistent and efficient generation of cash. As a result, we remain dedicated to optimizing return on invested capital and cash flow in order to build long-term per share value.

Our Vision

Keane's vision is to be recognized as one of the world's great information technology (IT) services firms by its:

- **Customers** — due to the quality and effectiveness of our business and IT solutions;
- **Employees** — because Keane is a great place to work and build a career; and
- **Shareholders** — because of Keane's ability to consistently generate long-term per share value.

Our Mission

Keane's mission is to help companies optimize business performance through the innovative use and management of information technology.

What We Do

Keane, Inc. (AMEX: KEA) partners with Global 2000 companies and government agencies to plan, build, and manage application software to enable their business strategies. This is accomplished through its Business Consulting, Application Development and Integration (ADI), and Application Development and Management (ADM) Outsourcing services. Keane develops long-term client relationships and recurring revenues through its broad range of services, multi-year outsourcing contracts, and an unwavering commitment to customer satisfaction. Keane delivers its services with world-class processes, management disciplines, and performance metrics via an integrated network of branch offices in North America and the United Kingdom, and Advanced Development Centers (ADCs) in the United States, Canada, and India. This seamless client service delivery model offers customers the flexibility and economic advantage of fluidly allocating work between a variety of delivery options including on-site at a client's facility, off-site at a remote location, near-shore in Halifax, Nova Scotia, and offshore in India. Branch offices work in conjunction with Keane Consulting Group, the Company's business consulting arm, and are supported by centralized Strategic Practices and Quality Assurance Groups.

we get IT done

FINANCIAL HIGHLIGHTS

(in thousands except per share amounts)

Year ended December 31,	2001	2000	1999	1998	1997
Income Statement Data:					
Total revenues	$779,159	$871,956	$1,041,092	$1,076,198	$706,801
Operating income	19,753	27,921	116,466	170,187	85,163
Pro forma net income*	23,550	28,401	81,198	106,169	—
Net income	17,387	20,354	73,074	96,349	51,371
Pro forma net income per share (diluted)*	.34	.41	1.12	1.47	—
Net income per share (basic)	.25	.29	1.02	1.36	.73
Net income per share (diluted)	.25	.29	1.01	1.33	.72
Cash EPS (*diluted*)**	.46	.51	1.20	1.53	.83
Common shares (basic)	68,474	69,646	71,571	71,053	70,096
Common shares (diluted)	69,396	69,993	72,395	72,284	71,603
Balance Sheet Data:					
Total cash	$129,243	$115,212	$142,763	$129,229	$91,022
Total assets	679,903	463,594	519,307	458,959	329,176
Total debt	15,357	8,616	11,403	3,930	9,493
Stockholders' equity	529,173	370,677	422,799	363,784	257,037
Book value per share	7.00	5.48	5.95	5.10	3.65
Number of shares outstanding	75,509	67,675	71,051	71,336	70,342
Financial Performance:					
Net cash provided by operating activities	$83,182	$96,078	$108,123	$66,230	$36,428
Total revenue growth (decline)	(10.6)%	(16.2)%	(3.3)%	52.3%	39.7%
Net margin	2.2%	2.3%	7.0%	9.0%	7.3%
Return on average equity	3.9%	5.1%	18.6%	31.0%	22.4%

*Excludes one-time charges.

**Cash EPS excludes amortization of goodwill and other intangible assets along with stock based compensation and all one-time charges.

All amounts prior to 1999 have been restated to reflect the acquisitions of Bricker & Associates, Inc., Icom Systems Ltd, and Fourth Tier, Inc., which were accounted for as poolings-of-interests.



Revenue
(millions)
01
$779
00
$872
99
$1,041
98
$1,076
97
$707



Net Income
(millions)
01
$24*
00
$28*
99
$81*
98
$106*
97
$51



Cash EPS**
(diluted)
01
$.46
00
$.51
99
$1.20
98
$1.53
97
$.83

LETTER TO SHAREHOLDERS



Brian T. Keane
President and Chief Executive Officer

Periods of economic slowdown, such as the one we have experienced for the past two years, are inevitable in a capitalist economy. They are beyond our control, and there is little value in dwelling on their adverse consequences. It is far more important to focus on what Keane is doing to capitalize on the opportunities created by this unfavorable economic environment to better position itself for the future and to maximize long-term per share value.

In that spirit, Keane has a strong story to tell, and I am proud of our accomplishments over the past year. Entering 2001, our management team targeted a series of priorities closely aligned with maximizing shareholder value. Overall, we wanted to enhance our strategic focus, simplify our organization, and invest in areas that provide increased financial leverage. More specifically, our priorities for 2001 were to divest our Help Desk business, increase critical mass and average branch size through an accretive acquisition, establish Keane as a clear leader in Application Development and Management (ADM) Outsourcing, increase Keane's value proposition by adding an offshore delivery capability, and optimize our generation of cash.

Performance Against 2001 Priorities

In February of 2001, Keane successfully divested its Help Desk operation for $16 million in cash. As a result, we exited a low margin, capital-intensive business that had minimal synergies with our other operations. More importantly, we eliminated a management distraction and enabled the organization to focus on Keane's core businesses, where we saw far greater opportunities.

Second, on November 30, we closed our acquisition of Metro Information Services. This deal brought Keane approximately $200 million in new revenues and significantly enhanced our critical mass and average branch size. The power of this acquisition will result from the tremendous cost and revenue synergies that we expect to achieve. Notably, 26 of Metro's 31 branch operations overlapped geographically with existing Keane branch offices. By consolidating these field operations as well as the corporate functions, we are on track to eliminate in excess of $15 million in redundant Selling, General and Administrative (SG&A) costs.

The potential for revenue synergies is equally compelling. Of Metro's top 300 customers, who represented 90% of Metro's revenue for the twelve months prior to the acquisition, 236 were brand new customers to Keane. Thus, through this acquisition, Keane gained hundreds of new customers to whom we can cross-sell our suite of plan, build, and manage services. We are confident that Metro will be a very successful acquisition for our Company, and that it will provide Keane with a greater platform for growth when the economy and IT spending rebound.

It is important to focus on what Keane is doing to capitalize on opportunities to maximize long-term per share value.

Keane's third priority for 2001 was to establish the Company as the clear leader in the large and growing ADM Outsourcing market. After making the strategic decision in 2000 to designate ADM Outsourcing as our number one business focus, and after considerable investment in enhancing our Application Outsourcing Practice and capabilities, Keane's goal was to establish distinctive differentiation and a strong track record of market success in 2001. During the past year, not only was Keane recognized as the leader in application outsourcing by influential industry analysts such as GartnerGroup and Giga Information Group, but we also had measurable success in selling new business, including the largest outsourcing deals in our history. In fact, we believe that our focus and success in application outsourcing has enabled Keane to outperform, on a financial basis, most of the IT services industry over the past two years. These large, long-term outsourcing projects provide Keane with a stable base of recurring revenue and an excellent platform from which to cross-sell our other services. During the year, ADM Outsourcing grew to 51% of Keane's total revenue, up from 42% in 2000.

Keane's fourth priority for 2001 was to add an offshore delivery capability to strengthen the value proposition we offer clients, and to further increase differentiation in our flagship ADM Outsourcing service offering. On March 15, 2002, we acquired SignalTree Solutions, a privately held, U.S.-based corporation with extensive application development and management capabilities in India. Over the past few years, it has become increasingly apparent that many of our Global 2000 customers desire to capitalize on the economic and quality advantages of offshore delivery in their application portfolio strategies. At the same time, however, companies are indicating a strong preference for gaining access to offshore capabilities through a proven domestic IT partner to lower risk and increase flexibility. With the addition of SignalTree, Keane's customers can move work offshore at their own pace while maintaining the option to transfer back to a local delivery solution. Keane can now offer customers the flexibility and economic advantage of a seamless client service delivery model, which includes on-site, off-site, near-shore (Halifax, Nova Scotia), and offshore delivery, with consistent processes, management disciplines, and metrics.

These four priorities are all intended to fuel our first and most important goal, to maximize the generation of cash. Our business strategy and operating philosophy support the commitment that Keane will be a strong generator of cash in all economic cycles. Over the past year, we were compelled to make a series of difficult decisions in order to keep costs aligned with declining revenues. These actions were necessary to maintain cash flow and ensure the long-term health and stability of the Company. In a challenging year, Keane also reduced working capital requirements by improving Days Sales Outstanding (DSOs) from 77 days at the close of 2000 to 70 days at the close of 2001 through streamlined processes and heightened management focus. Keane generated net cash from operations of $83 million in 2001.

Keane is positioned with high operating leverage and earnings power to fully benefit from an economic turnaround.

Priorities for 2002

We are committed to achieving rapid and successful integration of the Metro and SignalTree acquisitions so that we fully realize the benefits. Keane's management team recognizes that we have made significant investments in these acquisitions and that we are accountable for meeting or exceeding expected results. Towards this end, we have already made excellent progress in integrating Metro, and we anticipate that we will achieve all cost synergies by mid-year. While it typically takes up to two years to fully realize revenue synergies, we are encouraged by the early success our field operations have had in cross-selling Keane's services.

Our second priority for 2002 is to capitalize on our momentum and further strengthen our leadership position in ADM Outsourcing. Our goal is to be nothing less than the best in the world at selling and delivering ADM Outsourcing solutions to our customers. To ensure our continued leadership in this market, Keane will make a number of investments in 2002 that will further differentiate our solution. The first of these is the previously mentioned acquisition of SignalTree Solutions, which will provide Keane with a cost-effective, world-class offshore development capability.

In addition, Keane is committed to maintaining thought leadership in the ADM Outsourcing space. To achieve this, we are investing in new ways to help our customers more effectively measure the business value of their IT activities. We are positioning our ADM Outsourcing service as a means by which our customers can optimize their entire application portfolio lifecycle. By aggressively managing their application portfolio as a lifecycle, customers will be able to reap benefits by consolidating redundant systems and more quickly decommissioning end-of-life systems where support costs exceed the business benefits.

Keane's third priority is to capitalize on our newly acquired offshore development capability. As mentioned previously, we are seeing a strong desire among Global 2000 corporations to leverage the economic and quality advantages of Indian offshore development facilities. It is our belief that many of our customers can benefit by moving a portion of their application development and management work offshore. Besides the obvious cost advantages, we can provide access to world-class quality processes through our facilities in India, both of which have been independently assessed at Level 5 on the Software Engineering Institute's (SEI) Capability Maturity Model (CMM). During the course of this year, we will be working with many of our customers to identify the type of work that best lends itself to offshore delivery. Throughout this process, our customers will maintain the flexibility to move work to or from India at a pace of their own choosing. For Keane, the benefits are clear. With a more comprehensive value proposition to offer our clients, we should be able to win more business at higher margins.

Our fourth priority is to position Keane with high operating leverage and earnings power to fully benefit from an economic turnaround and the resumption of normalized IT spending. With such a recovery, we believe that Keane will enjoy positive leverage in both gross margins and SG&A expenses. A resumption of growth will enable Keane to better manage employee utilization and will remove pressure on billing rates. We believe that both of these factors, combined with our new offshore capability, will positively impact gross margins. Likewise, as we achieve top-line growth, we will be able to reduce SG&A as a percentage of revenues. With a little help from the economy, and the resulting improvements in our gross margins and SG&A, we are confident in Keane's ability to produce the 12-15% operating margins that we have generated in the past.

Our fifth priority remains the same as last year, namely, to maximize the generation of cash. We will maintain our focus on profitability and carefully manage costs to ensure that they are aligned with revenues, regardless of the direction the economy takes. In addition, we are seeking further improvements in working capital by better managing the cash cycle, driving further reductions in DSOs, and carefully controlling capital spending.

As I step back and reflect on the past two years, I genuinely believe that we have made a series of bold moves that will increase long-term per share value. We have increased our strategic focus by divesting non-core operations, established leadership in ADM Outsourcing, enhanced critical mass through the acquisition of Metro, added an offshore delivery capability, and upgraded our sales and management team. Yet, I still feel dissatisfied when I wake up in the morning because I realize, and the management team knows, that we can do much better. While there is some comfort in knowing that we outperformed most of the IT services industry, the real goal is top performance against an absolute standard. For Keane, that means achieving strong bottom-line growth and returning to operating income of 12-15% of revenues. It will take a little time, but I am convinced that we are on the right track and that the results will come.

In closing, I would like to thank you, our customers, employees, and shareholders, for your continued loyalty, fresh ideas, and passion. You are helping to make Keane a better company, and together we will achieve our goals.

Brian T. Keane
President and Chief Executive Officer

Our Leadership Team

Keane's Leadership Team is a diverse group of experienced managers from field operations and critical corporate functions. The foundation of their management philosophy is based on our Guiding Principles.



Keane's Leadership Team: **Robert B. Atwell** *Senior Vice President, North American Branch Operations;* **Irene Brown** *Managing Director, Keane Ltd; Senior Vice President, Keane, Inc.;* **Brian T. Keane** *President and Chief Executive Officer;* **John J. Leahy** *Senior Vice President, Finance and Administration and Chief Financial Officer;* **Raymond W. Paris** *Senior Vice President, Healthcare Solutions;* **Renee Southard** *Senior Vice President, Human Resources;* **Linda B. Toops** *President, Keane Consulting Group; Senior Vice President, Keane, Inc.*

Guiding Principles

Critical Mass – In the IT services industry, achieving critical mass is a key driver of profitability because it allows us to reduce SG&A cost as a percentage of revenue. Keane seeks critical mass at the company, business unit, account, and project levels.

Recurring Revenue & Repeat Business – Keane focuses on sustaining consistent levels of revenue growth by establishing long-term business arrangements with repeat clients.

Geographic Focus – Keane desires to maintain a high degree of geographic focus to maximize critical mass and to not dilute our efforts or investments. Keane strives to be one of the top three providers in each of the markets it serves.

Business Focus – Keane believes in the merits of focusing on only a few, synergistic business areas where it has or can achieve industry leadership.

Teamwork/Boundaryless Organization – To achieve our potential, it is essential that we operate as one Keane team. All Keane employees are empowered to tap into any part of the Keane organization, regardless of geographic or business unit boundaries, to pull together the best solutions for our customers.

Operational Excellence – We will continue to pursue a high degree of operational excellence in how we run our business, and all employees are encouraged and expected to foster a culture of continuous improvement in everything we do.

Acquisitions – Keane recognizes that the IT services industry is poised for consolidation and anticipates using acquisitions as a cost-effective means to reduce the cycle time of gaining critical mass and enhancing cash flow.

Proactive Communications – The Company develops strong relationships with customers, employees, and shareholders through frequent, straightforward communications.

Commitment to Core Values – Keane conducts business and manages its organization in accordance with five fundamental core values. These core values are: Respect for the Individual, Commitment to Client Success, Achievement through Teamwork, Integrity, and Driven to Continuously Improve.

Invest in People & Culture – The Company is committed to building and propagating its client-focused culture through the training and development of its technical, sales, and managerial employees.

THE MARKET

Project Backlog is Growing

Accelerating Trend Toward Outsourcing

The defining factor of the IT services market in 2001 was clearly the global economic slowdown, which began in mid-2000 and worsened through much of 2001. Although virtually all industries were impacted, the technology sector was hardest hit. After a prolonged period of heavy investment in ERP, Y2K, and e-business, corporations retrenched during 2001 and slowed or deferred new technology investments that were perceived as "discretionary" by increasingly cost-conscious executive management. As a result, IT services firms that focused solely on early lifecycle business consulting or building new applications were devastated as client organizations no longer had budgets to invest in new capital projects. This lockdown on new development projects continues in the early months of 2002, though there are some hints that a recovery may be on the way. The good news for the application development segment is that the backlog of projects and pent-up demand is growing.

There are certain segments of the IT services industry that demonstrated resiliency, or even strength, during this difficult economic environment. From an industry perspective, both the public and healthcare sectors remained more stable, and tend to be less susceptible to economic fluctuations. Keane sees its business with the government and healthcare sectors much as an investor would view bonds within an investment portfolio: highly predictable returns well suited for a difficult economic environment. Signs indicate continued steady spending in these sectors in 2002. In particular, federal funding in technology for security-related initiatives is expected to remain strong, though business from state governments may moderate due to increasing deficits. In addition, healthcare IT expenditures are expected to increase over the next several years due to regulatory pressure to achieve compliance with the government mandated Health Insurance Portability and Accountability Act (HIPAA).

Another segment of the IT services industry that gained strength during 2001, and continues to build in 2002, is application outsourcing. While the application outsourcing industry has consistently grown over the past ten years, this growth has accelerated over the past two years. This is because application outsourcing provides corporations with a means to achieve immediate and significant cost reductions while simultaneously increasing the effectiveness and flexibility of their IT function. Because of increased acceptance of the outsourcing model and the undeniable business benefits of application outsourcing, IDC, a leading high technology research firm, projects that the market for application outsourcing will increase at a CAGR of 29% through 2005. This growth may be further enhanced by the increased acceptance of offshore delivery. However, lower-cost labor in itself is not a panacea for complex IT needs without strong project management, seamless delivery, and effective administration of the local user interface.

Though the industry continues to face a difficult business climate, Keane believes that there are significant opportunities created by such an environment. Historically, most sustainable gains in market share are made in down economies by financially strong businesses with sound infrastructure. As evidenced by recent moves, Keane intends to continue to proactively invest in the business to increase differentiation and gain market share regardless of the economic cycle. ☐

Keane's business is built upon three highly synergistic services that cut across the full plan, build, and manage spectrum: Business Consulting, Application Development and Integration (ADI), and Application Development and Management (ADM) Outsourcing. Offering an integrated mix of end-to-end business and IT solutions helps to position Keane as a strategic partner to its customers, and enables the Company to maximize the business value of a client's application portfolio. Delivering services that support a customer's full lifecycle needs also provides Keane with long-term client relationships and frequent opportunities for cross-selling.

Application Development and Management Outsourcing

Keane's highest priority business focus and flagship offering is its Application Development and Management (ADM) Outsourcing service. Outsourcing engagements help to grow Keane's base of recurring revenue, because these projects are frequently very large, between $25 and $500 million, with long-term contracts of three to seven years in duration. As part of its ADM Outsourcing service, Keane typically assumes responsibility for the ongoing maintenance, support, enhancement, and development activities of all or part of a client's application portfolio. Keane generally delivers immediate business benefit to its outsourcing customers through reduced costs, improved IT performance, and increased organizational flexibility. Core to Keane's success is a passionate belief in implementing rigorous process and management disciplines, combined with meaningful performance metrics, as a means to achieve substantial performance improvements.

During 2001, Keane's leadership position in ADM Outsourcing was validated by independent research firms and industry metrics. In a study of the six largest application outsourcing providers in North America, GartnerGroup positioned Keane as the leader in both completeness of vision and ability to execute.* The effectiveness of Keane's ADM Outsourcing delivery capability is also underscored by its performance on industry standard benchmarks such as the Software Engineering Institute's (SEI) Capability Maturity Model (CMM) and the QSM Productivity Index. The SEI CMM has become the industry's standard method for evaluating the effectiveness of an IT environment and the process maturity of outsourcing vendors. In an accomplishment unmatched by competition, 37 of Keane's outsourcing engagements have been independently assessed at Level 3 or 4 using the SEI CMM. In addition, an analysis by QSM Associates found that Keane's higher productivity consistently allows it to use smaller teams and expend less effort than the industry average.

Keane is committed to extending its vision and thought leadership in application outsourcing. In the mid-1990's, Keane became the first outsourcer to make a commitment to the SEI CMM by integrating it within its service offering and using it as a means to objectively measure success. Keane also became the first outsourcer to add a near-shore option to its delivery model with the establishment of an Advanced Development Center in Halifax, Nova Scotia in 1997. Today, with the addition of two SEI CMM Level 5 rated facilities in India, Keane has become one of the first outsourcers to offer a truly seamless client service delivery model. Keane's customers can now

Source: Gartner "Application Outsourcing Magic Quadrant: Any Surprises?", Rita Terdiman, March 2001.



PacifiCare Health Systems

- ADM Outsourcing
- Best-of-Breed Approach



PacifiCare Health Systems is one of the nation's largest health services companies. In 2001, PacifiCare embarked on a pursuit to partner for a total IT outsourcing solution as part of its strategy to reposition IT from a traditional support role to a strategic asset for the Company. PacifiCare's solution was a best-of-breed strategic outsourcing arrangement in which Keane will provide application maintenance and enhancement services for PacifiCare's entire application portfolio under a 10-year, $500 million arrangement, while IBM Global Services will provide infrastructure support under a separate agreement.

One of the factors that differentiated Keane's approach was its willingness to commit to benchmarking and metrics, which will measure performance and drive productivity and efficiency improvements to provide maximum benefit from PacifiCare's existing IT assets. Under the terms of this agreement, within 12 months after Keane's transition into the engagement, PacifiCare's environment will be independently assessed at Level 3 on the Software Engineering Institute's (SEI) Capability Maturity Model (CMM). The SEI CMM is the industry standard for measuring the effectiveness of an IT organization.

Today, 250 of PacifiCare's IT professionals have transferred to Keane and are working to support this engagement, providing services from PacifiCare's facilities in California.

Pictured (left to right): Maria Fitzpatrick, Chief Information Officer, PacifiCare Health Systems with Gary Richards, Group Vice President, Keane.



Keane India Ltd

Keane India Ltd provides Keane's customers with access to the world-class processes, quality, and economic advantages available from its two development centers located in Delhi and Hyderabad, India. These technology centers are independently assessed at Level 5 on the Software Engineering Institute's (SEI) Capability Maturity Model (CMM) and comply with ISO 9001 standards. Keane India Ltd was established after the acquisition of SignalTree Solutions, which has been providing application development and management services to clients in the United States and the United Kingdom since 1982.

The combination of an offshore delivery capability with Keane's industry-leading ADM Outsourcing expertise provides a compelling value proposition for clients eager to integrate offshore as part of their application portfolio strategy.

allocate work between a variety of delivery options including *on-site* at a client's facility, *off-site* at a remote location, *near-shore* in Halifax, Nova Scotia, and *offshore* in India – all with consistent processes, management disciplines, and performance metrics. Keane's extended delivery model provides customers with the enhanced flexibility necessary to optimize their application portfolios. For example, clients will now be able to migrate and consolidate outdated or end-of-life systems with the most suitable combination of economic advantage and reduced risk.

Application Development & Integration

Keane's Application Development and Integration (ADI) services provide customers with confidence that they can rapidly implement strategic applications on time and within budget. Keane targets business-critical projects that require strong project and program management, complex integration, and knowledge of varied technology. Within ADI, Keane's expertise lies in enterprise application integration, supply chain optimization, and customer service – areas where executives seek strategic advantage and improved efficiencies. The Company also provides ADI services for the growing public sector and healthcare markets.

Application software is becoming more complex, requiring tighter and more sophisticated integration between front-end and back-end systems to enhance access to critical corporate data. As a result, Keane's core competencies in project and program management, IT architecture, and systems integration strongly position it to capture large-scale ADI projects from both the commercial and public sector markets. Through many years of development experience, Keane knows that the timeless ingredient of project success is not technology, but rather solid project management, which enables it to consistently and reliably deliver projects on time, within budget, and to specifications. In addition, Keane's seamless client service delivery model provides a flexible, cost-effective, and scalable means of distributing development efforts to match an individual client's cost, time, risk, and technology requirements.

Keane's long-term customer relationships, project management expertise, and broad base of technical know-how enable it to capital-

U.S. Air Force

- Application Development & Integration
- Supply Chain Optimization

When the U.S. Air Force decided to modernize its antiquated supply chain system, it partnered with Keane to build a new web-based system called the Integrated Logistics Systems-Supply (ILS-S). The ILS-S will revolutionize the process for more than 50,000 Air Force personnel to access, order, and track supplies and equipment required by the entire Air Force: from aircraft pilots and maintainers to office managers.

The new ILS-S system will be built and deployed incrementally over the next 10 years, combining best-of-breed commercial "off-the-shelf" technology applications with extensive custom-built Java modules on a standardized, integrated architecture and platform. Changes to supply chain technology and processes impact a broad array of activities, so this project began with Keane establishing a Program Management Office (PMO) to oversee numerous projects and to help the Air Force manage the entire base-level logistics enterprise. Software development will start in summer 2002 in Keane's new Advanced Development Center (ADC) in Atlanta, Georgia.

Keane's commitment to the Software Engineering Institute's (SEI) Capability Maturity Model (CMM) for large engagements was an important consideration for the Air Force, which has a long legacy with the SEI. The Department of Defense sponsors the SEI, which was founded in 1984 by Congress to address the transition of software engineering technology and to bring engineering discipline to software development practices.

U.S. AIR FORCE



Two F-15 Eagles from the Massachusetts Air National Guard's 102nd Fighter Wing fly a combat air patrol over New York in support of Operation Noble Eagle.



First National Employs Keane CRM Solution to Improve Customer Service

When the Consumer Finance Division of First National Bank, one of the leading Finance Houses in the United Kingdom, wanted to further enhance its understanding of customer requirements, it selected Keane Ltd to implement a Customer Relationship Management (CRM) solution. The new, customized application helps First National's sales agents to efficiently capture and access mortgage and loan customer information, while accelerating service by automating back-office processes and intelligently routing sales and service tasks.

Based on an initial study and a series of user workshops, Keane configured and integrated the CRM software with First National's back-office systems. Keane decreased implementation risk and ensured an early realization of benefits by using a phased Rapid Application Development approach to deliver the system in individual elements with established deadlines, sequentially piloting each element with targeted business users. Keane completed the project on time, under budget, and with additional functionality, and is now working with First National to develop the next phase.

ize on increases in technology-related spending. Business demands for new applications do not disappear, but are frequently deferred awaiting better times, thus creating a significant pent-up demand for development services. As a result, ADI is expected to be one of the fastest growing segments of the IT services marketplace when the economy recovers.

Business Consulting

Keane's Business Consulting services assist clients to succeed in today's tough economy. Primarily delivered by Keane Consulting Group (KCG), these services focus on providing operations improvement and business process transformation with an emphasis on delivering measurable business benefit. Whether the goal is integrating mergers and acquisitions, streamlining operations, optimizing supply chains, aligning IT and business strategies, or enhancing customer relationships, Keane's Business Consulting services enable customers to create sustainable competitive advantage.

KCG works with corporations to maximize their productivity and minimize their costs by identifying high-value business opportunities and supplying strategy and implementation services. KCG focuses its services primarily on two market segments: insurance and financial services, and manufacturing and distribution. The healthcare sector, under pressure to comply with the Health Insurance Portability and Accountability Act (HIPAA), also offers fertile ground for improving efficiency by moving from paper to electronic workflows, implementing supply chain enhancements, and improving customer service.

Business Consulting is an integral component of Keane's strategy to build long-term value through close and lasting customer relation-

Security Benefit Group of Companies

- Business Consulting and Application Development & Integration
- New Customer Servicing Platform

Headquartered in Topeka, Kansas, the Security Benefit Group of Companies (SBG) is a leading provider of annuities, mutual funds, and retirement products for teachers. SBG had earned a reputation for exceptional customer service but was faced with increased processing, technology, and organization challenges. SBG partnered with Keane to ensure that it could continue to provide the same level of customer service to its clients.

Keane's Salt Lake City branch office collaborated with Keane Consulting Group (KCG) to develop a solution that combined business process re-engineering and technology enhancements to meet SBG's customer service objectives. Keane worked with SBG to develop a new customer-centric operations model and an enterprise-wide IT architecture, and implemented new applications that automated B2B transactions. The Keane team leveraged proven Keane IT processes, established an enterprise-wide Program Management Office (PMO), and reorganized SBG's IT organization into a plan-build-manage structure to reduce SBG's IT operating costs by 20% — an annual savings of $4 million.

The newly implemented, integrated customer servicing platform enhanced SBG's competitive advantage and retired SBG's legacy customer-facing systems. SBG has optimized processes, people, and technology for enhanced customer management, better call center processes, automated B2B transactions, and new paperless office technology. Recently, SBG integrated 57,000 new contracts – a 20% increase in transaction volume — without requiring significant additions to staff.



Pictured (left to right): Jason M. Bordui, Vice President, Keane Consulting Group with David Keith, Chief Information Officer, Security Benefit Group and Venette Davis, Senior Vice President, Customer Management, Security Benefit Group.



Healthcare Solutions Provides Oaklawn Hospital with Comprehensive IT Systems

Oaklawn Hospital has provided the community of Marshall, Michigan with high quality medical care delivered with a personal touch for over 75 years. With roots as a rural medical outpost, Oaklawn has evolved into a thriving full-service facility offering a wide array of patient services.

To optimize and integrate its IT systems, Oaklawn utilizes a full suite of information systems from Keane's Healthcare Solutions Division, and will soon begin installing iMed Access, Keane's web-enabled clinical application that helps physicians and clinicians improve the delivery of care within a health system. Working with the core clinical applications, iMed Access brings complete clinical patient information directly to the point of service in a browser-based, interactive format.

Keane provides an integrated suite of healthcare information systems for patient management, health information management, enterprise information, financial management, clinical, and patient care.

ships. These types of services forge a strong bond between the Company and a client's senior executives, and involve Keane early in the project investment cycle. In addition, business consulting engagements frequently lead to downstream software development and outsourcing projects.

Healthcare Solutions

Keane serves the healthcare sector through its Healthcare Solutions Division (HSD). HSD develops and markets a complete line of patient management, financial management, clinical, long-term care, and practice management systems. Keane also provides consulting, software development and integration, and ADM Outsourcing services for the healthcare community. Through its software packages and related services, Keane helps healthcare organizations overcome the challenge of providing higher quality patient care while administering more efficient operations through the effective use and management of information technology.

Keane's full suite of services enable customers to become fully compliant with HIPAA, a federal legislative act designed to improve efficiency in the national healthcare system and protect the privacy of health information. HIPAA is expected to have far-reaching implications for healthcare payers and providers, and it is becoming a pressing concern as regulatory deadlines loom.

Achieving compliance creates opportunities for the use of HSD software, and requires business consulting as well as strong project management and ADI services. Keane's approach is to help clients go beyond meeting minimal levels of regulatory compliance in order to gain significant cost synergies and competitive advantage by leveraging process improvements and new technology. ☐

Blue Cross and Blue Shield of North Carolina

- HIPAA Compliance Services
- Gap Analysis and Risk Assessment



Blue Cross and Blue Shield of North Carolina (BCBSNC) is a leader in delivering innovative healthcare products, services, and information to over 2 million members. Most BCBSNC applications and business processes are impacted by the Health Insurance Portability and Accountability Act (HIPAA). HIPAA is federal legislation that has a goal of improving healthcare efficiency and effectiveness while protecting patient information.

BCBSNC brought in Keane to address the long-term impacts of HIPAA on its enterprise. Keane's approach to HIPAA looks beyond the immediate goal of avoiding non-compliance penalties, and leverages HIPAA to adopt meaningful changes that improve business processes and information systems.

BCBSNC staff and Keane HIPAA Subject Matter Experts (SMEs) worked together to conduct BCBSNC's enterprise-wide gap analysis and risk assessment. BCBSNC also created a corporate HIPAA Program Management Office (PMO) that includes Keane SMEs and project management experts. PMO members assist the entire BCBSNC organization in meeting the mandated HIPAA implementation timelines.

With deep HIPAA expertise, over 30 years of healthcare experience, and strong process improvement capabilities, Keane is the ideal partner to assist BCBSNC in improving business outcomes and increasing operational benefits.

Pictured (left to right): Rosemary B. Abell, Director of Keane's National HIPAA Practice with Harry Reynolds, Vice President, Blue Cross and Blue Shield of North Carolina.

The beauty of the IT services industry and Keane's business model is its simplicity. There are a handful of timeless business principles that are core to our long-term success: critical mass, recurring revenue, and operational excellence. Keane's vision is to be one of the world's great IT services firms, as measured by our ability to generate value for our customers, employees, and shareholders. Our ability to achieve this vision is based on how effectively we adhere to these enduring business principles. In the coming year, Keane will focus on several initiatives that incorporate these principles, which should drive us down a path to maximize long-term per share value.

Increasing Market Share and Critical Mass

Historically, the most sustainable gains in market share are made *in down economic environments by financially strong companies with* a clear direction and sound infrastructures. Over the past year, Keane gained market share and increased critical mass through its acquisitions of Metro Information Services and SignalTree Solutions. Looking forward, we remain intently focused on achieving further increases in critical mass through both organic growth and additional acquisitions. A key objective is to enhance Keane's average branch size. Our largest branch offices consistently generate the best margins and the most predictable financial results. The primary reason for this is that SG&A costs can be spread over a larger base of revenue. Additionally, these big branches have greater presence and mind share in their local markets, which facilitates sales and enables the recruitment of top technical and managerial talent.

Extending Leadership in Application Outsourcing

Keane's ADM Outsourcing service is already acknowledged as the North American market leader. We are driven, however, to be recognized as the best in the world in application outsourcing, and we will continue to invest to make this a reality. Why? First, because application outsourcing represents a massive market opportunity. Though the outsourcing industry has grown over the past ten years, the vast majority of application management work continues to be done in-house by Global 2000 companies. As a result, industry observers project that the market for application outsourcing will increase rapidly over the next several years. Second, application outsourcing provides Keane with a large and stable base of recurring revenue, which we believe must be the foundation of any successful services company. Third, outsourcing projects supply Keane with an incumbent platform from which to cross-sell other plan, build, and manage services. And fourth, we face relatively few competitors in the outsourcing space as company size, comprehensive delivery capabilities, and extensive client references act as a formidable barrier to market entry.

To increase Keane's differentiation and leadership in application outsourcing, we plan to extend our delivery capabilities and continually enhance the effectiveness of our processes and metrics. An example of this is the recent acquisition of SignalTree Solutions, which equips Keane with offshore facilities that greatly enhance the value proposition we offer clients. In addition, we are adding muscle to our ADM Outsourcing service offering by addressing the growing need in

Allmerica Financial

- ADM Outsourcing
- Expanded Partnership

Allmerica Financial is a leading provider of variable annuities, variable life insurance, and property and casualty insurance. Responding to a dynamic and competitive business environment and the opportunity to improve efficiency in the management and development of applications, Allmerica transformed the way that IT supports their business through outsourcing.

Keane and Allmerica's partnership started in 2000, with Keane providing ADM Outsourcing services from its Advanced Development Center in Halifax for maintenance and support of a portion of Allmerica's application portfolio. In 2001, the relationship expanded to include support of applications related to Allmerica's property and casualty systems. The new arrangement included the transfer of additional information systems employees from Allmerica to Keane. Transferring staff to Keane enabled Allmerica to translate fixed costs into lower, variable costs while receiving a guaranteed level of service for business users.

Today, Keane is supporting portions of Allmerica's application portfolio on-site in Allmerica's Massachusetts and Michigan facilities and from Keane's near-shore facility in Halifax. Allmerica benefits from the consistent delivery of services with common processes and management disciplines — regardless of where the service is provided.



Pictured (left to right): Liz Aiken, Engagement Manager, Keane with Greg Tranter, Chief Information Officer, Allmerica.

many organizations to achieve application rationalization. This allows clients to streamline their application portfolios and realize significant cost savings by eliminating redundant systems and aggressively retiring legacy applications that generate minimal business value.

Taking Operational Excellence to a New Level

Operational excellence has long been a hallmark of Keane. From our Productivity Management methodology, early adoption of the SEI CMM, creation of our groundbreaking near-shore facility in Halifax, to the launch of our Center for Excellence, Keane has led the way in continuously improving how it manages and delivers its services to clients. Keane applies the same rigorous management disciplines to the running of its own business. This diligent operational orientation and commitment to continuous improvement enables Keane to be responsive to ever-changing customer needs and business conditions. This, in turn, increases our ability to generate strong cash flow in all economic cycles. In 2002, Keane will concentrate on improving its delivery excellence through enhancements to its quality processes and project management execution. In addition, we are investing in leadership training and a new enterprise architecture, which should significantly improve management effectiveness and organizational scalability.

Positioned to Leverage Economic Recovery

An economic upturn is inevitable, and Keane's objective is to gain disproportionate benefit from increases in IT spending. This strategy capitalizes on our acquisitions, which have provided Keane with hundreds of new Global 2000 clients, and our long-term relationships with existing customers. As spending recovers, Keane will profit from its enlarged base of customers, most of whom have growing pent-up demand for new IT initiatives, and from our incumbent position at large companies that are dependent on information technology. In addition, Keane believes that it has constructed a business model and infrastructure that can support substantial growth in revenues without a proportional increase in SG&A expenses.

Keane believes that the combination of these factors should enable the Company to achieve its long-term financial target of operating margins of 12-15 %. □

At Keane, we strive to provide our clients with the greatest possible value and service for their IT investments. We achieve this goal by pursuing the following value-generating practices.

We Are Customer-Focused In Our Relationships

The strength of our customer relationships is one of Keane's greatest assets. Our local delivery model, supported by an extensive network of branch offices in North America and the United Kingdom, is the foundation for building and maintaining close relationships with our customers. While we work hard to win new customers, we work even harder to keep our customers' business by being responsive to their needs and concerns. Our goal is to make it as easy as possible for customers to do business with Keane. We strive to be creative and flexible in meeting clients' objectives and tailoring our solutions and delivery methods to match their specific requirements. In addition, our IT clients have their own customers — the business areas that they serve — and we dedicate ourselves to making IT successful by zealously satisfying these constituents. Finally, we pride ourselves on being quick to identify and resolve any issues that arise.

We Meet and Exceed Our Commitments

Keane takes full responsibility for the projects it manages. No excuses. We do whatever it takes to ensure that the project is delivered successfully. And when it comes to project execution, we believe that Keane is without peer. Our reputation is built upon doing what we say we will do through predictable, high quality delivery, and we strive for operational excellence in all of our activities. We seek to identify and mitigate risk through all phases of the project to achieve consistent performance and lower the overall risk to our clients. It is this single-minded focus on performance that makes our ADM Outsourcing service the recognized leader in the application outsourcing arena, and drives enviable levels of repeat business. The foundation for our reliable delivery is strong project management and the quality of our project managers. Keane is "The Project Management Company," and we invest heavily to ensure our leadership position. These investments include Keane's Center for Excellence, Quality Assurance programs, Advanced Development Centers, a thriving Productivity Management training practice, a full complement of methodologies, knowledge management tools, and an excellent team of highly trained program and project managers.

We Are Flexible In Our Delivery

Client needs change. Contrast the priorities of IT organizations in 1997 with those of today, and consider how priorities in 2007 will differ yet again. We know change is inevitable, yet too many service providers lock customers into inflexible arrangements, a particularly acute issue with long-term outsourcing contracts. At Keane, we offer our customers the flexibility they need to respond to changes in technology, resource requirements, and business conditions. Our clients are not locked in by type, volume of work, or geographic location. They are able to make fluid allocations of work and resources to match their current business requirements. Whether they need to shift from client/server development to web services development or change work volumes to respond to the divestiture or acquisition of a line of business, Keane responds. Our seamless client service delivery model provides even greater flexibility, offering a combination of on-site, off-site, near-shore, and offshore capabilities to support any need. This model offers our clients accountability through a single point of contact; predictability through common processes, management, and metrics; and cost-effectiveness through the ability to move work to the optimal location to meet budget, time, and technology requirements. Moving at their own pace, our clients gain the benefits of distributed development and support without incurring risk and extra management effort.

We Are Committed to Delivering Measurable Business Value

Industry-leading technical performance is not enough. We want to deliver measurable business value to our clients. We strive to optimize IT performance to provide the highest possible business benefit. This strategy is based on the concept of information dominance and can be implemented only through the use of metrics and world-class processes. Optimizing business benefits is a continuous improvement effort. It requires constant information capture and analysis using a standard means of measuring business value. This analysis identifies where resources are being spent, reveals which activities provide the greatest value to the business, and enables us to shift resources to areas of greatest benefit. Keane's world-class processes provide a consistent, reliable means of capturing the required information, and a predictable and manageable platform for optimizing performance. □

Looking Ahead

As we look forward to the challenges before us, Keane remains committed to our vision of being one of the world's great IT services firms, as measured by our ability to build long-term value for our customers, employees, and shareholders. Steady, long-term relationships with a large and growing base of satisfied customers bring recurring revenues, reduce the cost of sales, present a formidable barrier to competition, and provide insulation from economic cycles. We intend to exceed our customers' expectations with innovative and industry-leading services that provide measurable business benefits backed by superlative delivery. We plan to take advantage of the current economic climate to strengthen and extend these critical relationships and position ourselves to fully capitalize on market opportunities created by the economic recovery. By helping our clients achieve success in challenging times, we will earn our position as the "go to" IT partner for our clients' future technology needs.

FINANCIAL CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Annual Report contains forward-looking statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth under the caption "Certain Factors That May Affect Future Results."

Critical Accounting Policies – The discussion and analysis of Keane's financial condition and results of operations are based on consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Keane to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Application of these policies is particularly important to the portrayal of Keane's financial condition and results of operations. The Company believes that the accounting policies described below meet these characteristics. Keane's significant accounting policies are more fully described in the notes to the consolidated financial statements.

Revenue Recognition: Keane recognizes revenue as services are performed or products are delivered in accordance with contractual agreements and generally accepted accounting principles. For general consulting engagements, revenue is recognized on a time and materials basis as services are delivered. For the majority of our outsourcing engagements, the Company provides a specific level of service each month for which it bills a standard monthly fee. Revenue for these engagements is recognized in monthly installments over the billable portion of the contract. These installments may be adjusted to reflect changes in staffing requirements and service levels consistent with terms of the contract.

For fixed price engagements, revenue is recognized on a percentage of completion basis over the life of the contract. Percentage of completion recognition relies on accurate estimates of the cost, scope and duration of each engagement. If the Company does not accurately estimate the resources required or the scope of the work to be performed, then future consulting margins may be negatively affected or losses on existing contracts may need to be recognized. All future anticipated losses are recognized in the period they are identified.

Revenue associated with application software products is recognized as the software products are delivered or installed on a milestone basis. Software maintenance fees on installed products are recognized on a pro-rated basis over the term of the service agreement.

In all consulting engagements, outsourcing engagements and software application sales, the risk of issues associated with satisfactory service delivery exists. Although management feels these risks are adequately addressed by the Company's adherence to proven project management methodologies, proprietary frameworks, and internal project audits, the potential exists for future revenue charges relating to unresolved issues.

Bad Debt: Each accounting period, Keane evaluates accounts receivable for risk associated with a client's inability to make contractual payments or unresolved issues with the adequacy of Keane's services delivered under maintenance agreements. Billed and unbilled receivables that are specifically identified as being at risk are provided for with a charge to revenue in the period the risk is identified. Considerable judgment is used in assessing the ultimate realization of these receivables including reviewing the financial stability of the client, evaluating the successful mitigation of service delivery disputes, and gauging current market conditions. If the Company's evaluation of service delivery issues or a client's ability to pay is incorrect, the Company may incur future charges to revenue.

Goodwill and Intangible Impairment: Keane evaluates goodwill and other intangible assets associated with acquisition activity on a periodic basis. This evaluation relies on assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or related assumptions change, the Company may be required to recognize impairment charges.

Deferred Taxes: Keane accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax basis of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Based on prior taxable income and estimates of future taxable income, the Company has determined that it is more likely than not that its net deferred tax assets will be fully realized in the future. If actual taxable income varies from these estimates, the Company may be required to record a valuation allowance against its deferred tax assets resulting in additional income tax expense which will be recorded in the Company's consolidated statement of operations.

Restructuring: Keane has recorded restructuring charges and reserves associated with restructuring plans approved by management over the last three years. These reserves include estimates pertaining to employee separation costs and real estate lease obligations. The reserve associated with lease obligations could be materially affected by factors such as the ability to obtain subleases, the creditworthiness of sub-lessees, market value of properties, and the ability to negotiate early termination agreements with lessors. While the Company believes that its current estimates regarding lease obligations are adequate, future events could necessitate significant adjustments to these estimates.

Results of Operations, 2001 vs. 2000 – The Company's revenue for 2001 was $774.0 million, a 7% decrease from revenue of $833.6 million in 2000, excluding revenue associated with Keane's divested Help Desk business or $779.2 million in 2001 compared to $876.9 million in 2000, including $43.3 million of revenue from this divested business. Keane's revenue during 2001 was negatively impacted by the economic slowdown and the related reduction in technology spending. However, this was partially offset by a $16.8 million increase in revenue from the Company's public sector business and a $31.0 million increase in revenue from its Application Development and Management (ADM) Outsourcing service. ADM Outsourcing revenue represented 51% of total revenue during 2001 or $393.9 million, an increase of 8.5% from $363.0 million during 2000.

For 2001, revenue from the Company's Plan services was $75.3 million, down from $107.1 million in 2000. Plan revenue is primarily comprised of business consulting delivered via Keane Consulting Group (KCG), the Company's business consulting arm, and IT consulting services, which are sold and implemented out of Keane's network of branch offices. Plan revenue for 2001 was negatively impacted by a general deferral of capital expenditures and consulting projects.

For 2001, revenue from the Company's Build services was $265.9 million, down from $327.1 million in 2000, prior to all one-time charges or $322.2 million in 2000, including all one-time charges. During the Fourth Quarter of 2000, Keane incurred a charge of $13.5 million, of which $8.6 million was related to the consolidation and/or closing of certain non-profitable branch offices, employee severance costs, facility leases, and for other miscellaneous purposes, with the balance related to increased reserves against accounts receivable. During the Fourth Quarter of 2001, Keane booked $10.4 million in one-time charges relating to the costs of terminations, office closures, and asset write-downs associated with gaining synergies from the acquisition of Metro Information Services.

As anticipated, Keane's Build revenue, which consists primarily of application development and integration business, was also adversely affected in 2001 by the challenging economic environment and the related deferral of new software development projects in both North America and the United Kingdom. This decline was offset in part by ongoing Build project revenue from existing Global 2000 customers and revenue of $128.4 million attributable to Public Sector business from federal and state governments. Engagements within the Public Sector represented approximately 16.5% of Keane's total revenue in 2001.

Revenue from the Company's Manage services, which consist primarily of Keane's ADM Outsourcing service, as well as Application Maintenance and Migration services, grew to $432.7 million during 2001, an increase of 8% from $399.2 million in 2000, excluding revenue from divested businesses and one-time charges. Manage revenue was $437.9 million in 2001 and $437.6 million in 2000, including the divested Help Desk business and one-time charges. Keane's 2001 revenue from Manage services included approximately $16.0 million as a result of its acquisition of Metro Information Services on November 30, 2001. Revenue from the Company's divested Help Desk business was approximately $43.3 million during 2000 and $5.2 million during 2001. On February 12, 2001 the Company sold its Help Desk operation to Convergys Corporation in return for $15.7 million in cash.

The increase in Keane's Manage revenue during 2001 was driven by continuing sales growth in the Company's ADM Outsourcing business, as Global 2000 customers seek to improve productivity and efficiencies associated with the management and enhancement of their application portfolios. This business has not been as negatively impacted by the economy as Keane's Build business. Based on the increase in ADM Outsourcing bookings and growth of the sales pipeline during 2001, the Company anticipates that this business will continue to increase in 2002. One significant example of such business is Keane's new, ten-year, $500 million ADM Outsourcing contract with PacifiCare Health Systems signed in January of 2002.

However, the Company has observed no indication of a healthier economic climate or growth in IT spending over the first two months of 2002. As a result, Keane anticipates continued softness in its Application Development and Integration business, which represents a majority of its Build sector, and within its Plan sector, until economic conditions improve and customers begin funding capital projects once again.

In response to this challenging business climate, the Company expanded its customer base and critical mass with its acquisition of Metro Information Services. Metro provides Keane with hundreds of new customers to which the Company can cross-sell its services. Of Metro's 300 largest customers that accounted for 90% of its revenue for the twelve months ended June 30, 2001, 236 were new customers for Keane. In addition, the Company expects to improve operational leverage by combining corporate functions and consolidating overlapping branch offices. Of Metro's 33 branch offices, 26 are within geographic markets currently served by Keane. The Company has identified a minimum of $15 million in redundant SG&A expenses that can be eliminated and expects to realize at least $11 million of these savings during 2002.

On March 15, 2002, Keane acquired SignalTree Solutions Holding, Inc., a privately-held, U.S.-based corporation with two software development facilities in India and additional operations in the United States, by the merger of a wholly-owned subsidiary of Keane into SignalTree. Under the terms of the merger agreement, Keane paid $64.5 million in cash for SignalTree, which purchase price is subject to adjustment. The enterprise value of the transaction is approximately 1.2 times SignalTree's 2001 revenue, which was approximately $50 million. Keane expects the addition of SignalTree to enhance its value proposition to customers by providing access to world-class software development processes as well as the economic advantage of a large pool of cost-effective technical professionals.

Salaries, wages and other direct costs for 2001 were $547.9 million, or 70.3% of total revenue, compared to $621.2 million, or 71.2% of total revenue, for 2000. The decline in costs is a result of the sale of the Company's lower margin Help Desk operations and its ongoing efforts to bring costs in alignment with revenue. As a result, Keane's gross margins for 2001 increased to 29.7%, up from 29.2% during 2000 prior to all one-time charges, or 28.7% during 2000 including all one-time charges.

Selling, General & Administrative ("SG&A") expenses for 2001 were $186.7 million, or 24.0% of total revenue, compared to $201.9 million, or 23.1% of total revenue, for 2000. The decline in SG&A expenditures during 2001 is a result of the sale of the Company's Help Desk operations and aggressive control of discretionary spending to bring cost in alignment with revenue. The Company will seek to continue to control aggressively its discretionary expenditures until economic conditions improve and spending on IT projects increases.

Amortization of goodwill and other intangible assets for 2001 was $14.5 million, or 1.9% of total revenue, compared to $12.4 million, or 1.4% of total revenue, in 2000. The increase in amortization for 2001 was attributable to additional intangible assets as a result of the Company's acquisition of Metro Information Services in November of 2001 and the acquisitions of Denver Management Group and Care Computer Systems in July and September of 2000.

Interest and dividend income totaled $7.0 million for 2001, compared to $7.7 million for 2000. The slight decrease in interest and dividend income was attributable to having less cash earning interest and dividend income as a result of using cash for acquisitions and the repurchase of Keane stock, and as a result of interest rate declines. Other income was $2.7 million for 2001 as compared to other expense of $0.9 million in 2000. This increase in other income was related to a gain of $4.0 million from the sale of Keane's Help Desk operation, partially offset by the Company's decision to write-off certain equity investments totaling $2.0 million during the First Quarter of 2001, and gains from the sale of investments.

The Company's effective tax rate was 40.5% in 2001 and 2000.

Net cash provided from operations was $83.2 million during 2001, before proceeds from the sale of the Help Desk business of $15.7 million and the investment of $4.0 million for the repurchase of Keane shares and $96.1 million during 2000. The Company is focused on continuing to optimize cash flow in order to fund potential mergers and acquisitions, stock repurchases, and to build long-term shareholder value.

Results of Operations, 2000 vs. 1999 – The Company's revenue for 2000 was $872.0 million, a 16% decrease from $1.04 billion in 1999. The decrease in revenue was primarily a result of the rapid decline in the Company's Year 2000 (Y2K) compliance revenue. Y2K-related revenue for 2000 was $5.4 million, down 97.4% from $206.1 million in 1999. Excluding Y2K-related business, revenue for 2000 was $871.5 million, an increase of 4.4% as compared to similar core non-Y2K revenue in 1999. The Company believes this increase was indicative of the Company's strong positioning in its three core business lines, Business Consulting (Plan), Application Development and Integration (Build), and Application Development and Management Outsourcing (Manage). Keane's Plan, Build, and Manage revenue for 2000, excluding Y2K-related revenue, was $107.1 million, $327.1 million, and $437.3 million, respectively.

Salaries, wages, and other direct costs for 2000 were $621.2 million, or 71.2% of revenue, compared to $702.8 million, or 67.5% of revenue for 1999. This increase as a percentage of revenue was due primarily to lower utilization of the Company's billable headcount, caused by the decline of Y2K revenue. In order to bring costs in closer alignment with revenue, in the fourth quarter of 2000, the Company incurred a charge of $13.5 million, of which $8.6 million, or 1.0% of revenue, is related to the consolidation and/or closing of certain non-profitable branch offices, employee severance costs, facility leases, and for other miscellaneous purposes.

During the Second Quarter of 2000, the Company identified ten under-performing branch offices, which had lost critical mass as a result of the Y2K transition and were no longer profitable. Throughout the year, Keane took action to address these under-performing business units through the consolidation of operations, internal growth, the upgrading of management and sales personnel and office closures.

Selling, General & Administrative ("SG&A") expense for 2000 were $201.9 million or 23.1% of revenue, compared to $199.0 million or 19.1% of revenue in 1999. This increase was primarily attributable to the decrease in the Company's revenue and investments the Company continued to make in the development and marketing of its core business lines.

Amortization of goodwill and other intangible assets for 2000 was $12.4 million, or 1.4% of revenue, compared to $9.2 million, or 0.9% of revenue, in 1999. The increase was primarily attributable to acquisitions made during the current and prior year.

Keane completed two small acquisitions during 2000 at a cost of $32.5 million, net of cash acquired. On July 19, Keane acquired Denver Management Group, a management consulting firm focused on supply chain management and integrated distribution. Denver Management has been incorporated into Keane Consulting Group. On September 7, Keane acquired Care Computer Systems, Inc., a provider of software for the long-term care industry, which expanded the healthcare solutions marketed by Keane's Healthcare Solutions Division.

Interest and other expense for each of 2000 and 1999 were $1.5 million. Interest and dividend income for 2000 totaled $7.7 million, compared to $7.8 million in 1999.

The Company's effective tax rate for each of 2000 and 1999 was 40.5%.

Net income and earnings per share for 2000 were $20.4 million and $.29 per diluted share including all charges, and $28.4 million and $.41 per diluted share excluding all charges. This compares to net income of $73.1 million and $1.01 per diluted share including all charges, and net income of $81.2 and $1.12 per diluted share excluding all charges for 1999.

On February 5, 2001, Keane announced the sale of its Help Desk business in a cash transaction valued at $15.7 million. Revenue from its divested Help Desk business and from business units closed as part of its restructuring represented approximately $52 million in unprofitable revenue for the year 2000.

Net cash provided from operations was at $96 million during 2000, before the expenditure of $81 million for the repurchase of Keane shares and $32.5 million in acquisitions, net of cash acquired.

Recent Accounting Pronouncements – In June 1998, the Financial Accounting Standards issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," which required adoption in periods beginning after June 15, 1999. FAS 133 was subsequently amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133" and will now be effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to FAS 133 and effective simultaneously with FAS 133. The Company adopted FAS 133 as amended by FAS 138 in the first quarter of 2001, and FAS133 has not had a significant impact on its financial position or results of operations.

In July 2001, the FASB issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." FAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 2001. FAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of Statement 141 are effective for any business combination that is initiated after June 30, 2001. Under FAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indictors arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired on or after June 30, 2001. With respect to goodwill and intangible assets acquired prior to June 30, 2001, companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. The Company is currently in the process of evaluating the impact FAS 142 will have on its financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides a single accounting model for long-lived assets to be disposed of. The Company is required to adopt SFAS No. 144 for the fiscal year beginning after December 15, 2001 and is currently in the process of evaluating the impact on its consolidated financial statements.

Liquidity and Capital Resources – The Company's cash and investments at December 31, 2001 increased to $129.2 million from $115.2 million at December 31, 2000. This increase was primarily attributable to the continuing efforts by the Company to decrease its Days Sales Outstanding ("DSO"). The decrease in accounts receivable was offset by payments for acquired debt related to the Metro acquisition of $65.9 million and purchases of property, plant and equipment of $7.6 million. In addition to these payments, the Company spent $4.0 million on the purchase of 326,200 shares of its stock at an average price of $12.40 per share.

On March 15, 2002 the Company acquired SignalTree Solutions Holding, Inc., a privately–held, U.S. based corporation with two software development facilities in India and additional operations in the United States. The Company paid approximately $64.5 million in cash for the acquisition. As a result, this transaction will reduce the Company's cash position at the end of the First Quarter of 2002.

On September 19, 2001, the Company announced that its Board of Directors had authorized the Company to repurchase up to 1,542,800 shares of its common stock over the next 12 months. Since May of 1999, the Company has invested $108.9 million to repurchase 5,457,200 million shares of its common stock under three separate authorizations. The timing and amount of additional share repurchases will be determined by the Company's management based on its evaluation of market and economic conditions and other factors. A total of 326,200 shares of Common Stock were repurchased during the First Quarter of 2001. There were no shares repurchased during the Second, Third or Fourth Quarter of 2001. The Company maintains and has available a $10 million unsecured demand line of credit with a major Boston bank for operations and acquisition opportunities.

Based on the Company's current operating plan, the Company believes that its cash and cash equivalents on hand, cash flows from operations, and its current available line of credit will be sufficient to meet its current capital requirements for at least the next twelve months.

Impact of Inflation and Changing Prices – Inflationary increases in costs have not been material in recent years and, to the extent permitted by competitive pressures, are passed on to clients through increased billing rates. Rates charged by the Company are based on the cost of labor and market conditions within the industry. The Company was able to increase its billing rates over its increases in direct labor costs in 2001.

Certain Factors That May Affect Future Results – The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report and presented elsewhere by management from time to time.

Fluctuations in Operating Results. Keane's quarterly operating results have varied, and are likely to continue to vary significantly. This may result in volatility in the market price of Keane's shares. Keane has experienced, and expects to continue to experience, fluctuations in its quarterly results. Keane's gross margins vary based on a variety of factors including employee utilization rates and the number and type of services performed by Keane during a particular period. A variety of factors influence Keane's revenue in a particular quarter, including:

- general economic conditions which may influence investment decisions or cause downsizing;
- the number and requirements of client engagements;
- employee utilization rates;
- changes in the rates Keane can charge clients for services;
- acquisitions; and
- other factors, many of which are beyond Keane's control.

A significant portion of Keane's expenses do not vary relative to revenue. As a result, if revenue in a particular quarter does not meet expectations, Keane's operating results could be materially adversely affected, which in turn may have a material adverse impact on the market price of Keane common stock. In addition, many of Keane's engagements are terminable without client penalty. An unanticipated termination of a major project could result in an increase in under-utilized employees and a decrease in revenue and profits.

Risks Relating to Acquisitions. Keane has pursued, and intends to continue to pursue, strategic acquisitions. Failure to successfully integrate acquired businesses or assets may adversely affect Keane's financial performance. In the past five years, Keane has grown significantly through acquisitions. From January 1, 1999 through December 31, 2001, Keane has completed nine acquisitions. The aggregate cost of these acquisitions totaled approximately $266.8 million. Keane's future growth may be based in part on selected acquisitions. At any given time, Keane may be in various stages of considering acquisition opportunities. Keane can provide no assurances that it will be able to find and identify desirable acquisition targets or that it will be successful in entering into a definitive agreement with any one target. In addition, even if Keane reaches a definitive agreement, there is no assurance that Keane will complete any future acquisition.

Keane typically anticipates that each acquisition will bring benefits, such as an increase in revenue. Prior to completing an acquisition, however, it is difficult to determine if Keane can actually realize these benefits. Accordingly, there is a risk that an acquired company may not achieve an increase in revenue or other benefits for Keane. In addition, an acquisition may result in unexpected costs, expenses and liabilities. Any of these events could have a material adverse effect on Keane's business, financial condition and results of operations.

The process of integrating acquired companies into Keane's existing business may also result in unforeseen difficulties. Unforeseen operating difficulties may absorb significant management attention, which Keane might otherwise devote to its existing business. In addition, the process may require significant financial resources that Keane might otherwise allocate to other activities, including the ongoing development or expansion of Keane's existing operations.

Finally, future acquisitions could result in Keane having to incur additional debt and/or contingent liabilities. Any of these possibilities could have a material adverse effect on Keane's business, financial condition and result of operations.

The complex process of integrating Metro and SignalTree Solutions with Keane may disrupt the business activities of the Company and affect employee morale, thus affecting the Company's ability to pursue its business plan and retain key employees. Integrating the operations and personnel of Metro Information Services, Inc., which Keane acquired in November 2001, and SignalTree Solutions, which the Company acquired in March 2002, with Keane is a complex process. The integration of each of Metro and SignalTree Solutions may not be completed in the expected time period or may not achieve the anticipated benefits of the merger. The successful integration of Metro and SignalTree Solutions with Keane requires, among other things, integration of finance, human resources and sales organizations. The diversion of the attention of Keane's management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of the combined company's business. Further, the process of combining Metro and SignalTree Solutions with Keane could negatively affect employee morale and the ability of the combined company to retain some of its key employees after the merger. The inability to successfully integrate the operations and personnel of Metro and SignalTree Solutions with Keane could have a material adverse effect on Keane's business, financial condition and results of operations.

Dependence on Personnel. Keane's growth could be limited if it is unable to attract personnel in the Information Technology and business consulting industries. Keane believes that its future success will depend in large part on its ability to continue to attract and retain highly skilled technical and management personnel. The competition for such personnel is intense. Keane may not succeed in attracting and retaining the personnel necessary to develop its business. If Keane does not, its business, financial condition and result of operations could be materially adversely affected.

Highly Competitive Market. Keane faces significant competition for its services, and its failure to remain competitive could limit its ability to maintain existing clients or attract new clients. The market for Keane's services is highly competitive. The technology for custom software services can change rapidly. The market is fragmented, and no company holds a dominant position. Consequently, Keane's competition for client assignments and experienced personnel varies significantly from city to city and by the type of service provided. Some of Keane's competitors are larger and have greater technical, financial and marketing resources and greater name recognition in the markets they serve than does Keane. In addition, clients may elect to increase their internal information systems resources to satisfy their software development and integration needs.

In the healthcare software systems market, Keane competes with some companies that are larger in the healthcare market and have greater financial resources than Keane. Keane believes that significant competitive factors in the healthcare software systems market include size and demonstrated ability to provide service to targeted healthcare markets.

Keane may not be able to compete successfully against current or future competitors. In addition, competitive pressures faced by Keane may materially adversely affect its business, financial condition and results of operations.

International Operations. Keane conducts business in the United Kingdom and India, which exposes it to a number of difficulties inherent in international activities. As a result of its acquisition of SignalTree Solutions in March 2002, Keane has two software development facilities in India and has added approximately 400 technical professionals located in India to its professional services organization. India is currently experiencing conflicts with Pakistan over the disputed territory of Kashmir as well as clashes between different religious groups within the country. These conflicts, in addition to other unpredictable developments in the political, economic and social conditions in India, could eliminate or reduce the availability of these development and professional services. If access to these services were to be unexpectedly eliminated or significantly reduced, Keane's ability to meet development objectives important to its new strategy would be hindered, and its business could be harmed.

If Keane fails to manage its geographically dispersed organization, it may fail to meet or exceed its financial objectives and its revenues may decline. Keane performs development activities in the U.S, Canada and India, and has offices throughout the United States, the United Kingdom, Canada and India. This geographic dispersion requires substantial management resources that locally-based competitors do not need to devote to their operations.

Keane's operations in the U.K. and India are subject to currency exchange rate fluctuations, foreign exchange restrictions, changes in taxation and other difficulties in managing operations overseas. Keane may not be successful in its international operations.

Keane may be unable to redeploy its professionals effectively if engagements are terminated unexpectedly, which would adversely affect its results of operations. Keane's clients can cancel or reduce the scope of their engagements with Keane on short notice. If they do so, Keane may be unable to reassign its professionals to new engagements without delay. The cancellation or reduction in scope of an engagement could, therefore, reduce the utilization rate of Keane's professionals, which would have a negative impact on Keane's business, financial condition and results of operations.

As a result of these and other factors, the Company's past financial performance should not be relied on as an indication of future performance. Keane believes that period-to-period comparisons of its financial results are not necessarily meaningful and it expects that results of operations may fluctuate from period to period in the future.

Quantitative and Qualitative Disclosures About Market Risk – The Company does not engage in trading market risk sensitive instruments or purchasing hedging instruments or "other than trading" instruments that are likely to expose the Company to market risk, whether interest rate, foreign currency exchange, and commodity price or equity price risk. The Company has not purchased options or entered into swaps or forward or futures contracts. The Company's primary market risk exposure is that of interest rate risk on its investments, which would affect the carrying value of those investments. Additionally, the Company transacts business in the United Kingdom, Canada and India and as such has exposure associated with movement in foreign currency exchange rates.

Keane, Inc. Consolidated Balance Sheets

(In thousands except share amounts)

December 31,	2001	2000
Assets		
Current:		
Cash and cash equivalents	$ 65,556	$ 53,783
Marketable securities	63,687	59,179
Accounts receivable, net:		
Trade	160,172	164,706
Other	3,109	1,428
Prepaid expenses and deferred taxes	20,026	15,533
Total current assets	312,550	294,629
Property and equipment, net	33,701	24,132
Goodwill, net	224,891	75,497
Customer lists, net	53,659	10,196
Other intangible assets, net	26,292	32,968
Deferred taxes and other assets, net	28,810	26,172
	$ 679,903	$ 463,594
Liabilities		
Current:		
Accounts payable	13,723	16,820
Accrued expenses and other liabilities	51,980	26,953
Accrued compensation	34,161	17,709
Notes payable	—	5,006
Accrued income taxes	4,675	9,003
Unearned income	5,178	4,611
Current capital lease obligations	1,154	1,230
Total current liabilities	110,871	81,332
Deferred income taxes	25,656	9,205
Long-term portion of capital lease and other obligations	14,203	2,380
Commitments and contingencies (Note I)		
Stockholders' Equity		
Preferred stock, par value $.01, authorized 2,000,000 shares, issued none		
Common stock, par value $.10, authorized 200,000,000 shares, issued and outstanding 75,223,971 in 2001 and 72,446,101 in 2000	$ 7,522	$ 7,245
Class B common stock, par value $.10, authorized 503,797 shares, issued and outstanding 284,891 in 2001 and 2000	28	28
Additional paid-in capital	162,269	121,444
Accumulated other comprehensive income	(2,007)	(4,637)
Retained earnings	361,361	343,974
Less treasury stock at cost, 5,055,602 shares of Common Stock in 2000	—	(97,377)
Total stockholders' equity	529,173	370,677
	$ 679,903	$ 463,594

The accompanying notes are an integral part of the consolidated financial statements.

Keane, Inc. Consolidated Statements of Income

(In thousands except per share amounts)

For the Years Ended December 31,	2001	2000	1999
Total revenues	$ 779,159	$ 871,956	$ 1,041,092
Salaries, wages and other direct costs	547,883	621,208	702,795
Selling, general and administrative expenses	186,708	201,852	199,009
Amortization of goodwill and other intangible assets	14,457	12,351	9,169
Restructuring charge	10,358	8,624	13,653
Operating income	19,753	27,921	116,466
Interest and dividend income	7,043	7,725	7,827
Interest expense	295	588	—
Other expenses, net	(2,720)	872	1,480
Income before income taxes	29,221	34,186	122,813
Provision for income taxes	11,834	13,832	49,739
Net income	$ 17,387	$ 20,354	$ 73,074
Net income per share (basic)	$ .25	$ .29	$ 1.02
Net income per share (diluted)	$ .25	$ .29	$ 1.01
Weighted average common shares outstanding (basic)	68,474	69,646	71,571
Weighted average common shares and common share equivalents outstanding (diluted)	69,396	69,993	72,395

The accompanying notes are an integral part of the consolidated financial statements.

Keane, Inc. Consolidated Statements of Stockholders' Equity
For the Years Ended December 31, 1999, 2000 and 2001

(In thousands except share amounts)

	Common Stock		Class B Common Stock		Additional Paid-in Capital	Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock at Cost		Total Stockholder's Equity
	Shares	Amount	Shares	Amount				Shares	Amount	
Balance January 1, 1999	**71,363,272**	**$7,136**	**285,303**	**$29**	**$109,606**	**($764)**	**$250,546**	**(313,064)**	**($2,769)**	**$363,784**
Common Stock issued under stock option and employee purchase plans	721,893	72			10,689			(6,332)	(162)	10,599
Conversions of Class B Common Stock into Common Stock	191		(191)							—
Income tax benefit from stock option plans					515					515
Repurchase of Common Stock								(1,000,000)	(23,910)	(23,910)
Investments valuation adjustment						(1,263)				(1,263)
Net income							73,074			73,074
Comprehensive income										71,811
Balance December 31, 1999	**72,085,356**	**7,208**	**285,112**	**29**	**120,810**	**(2,027)**	**323,620**	**(1,319,396)**	**(26,841)**	**422,799**
Common Stock issued under stock option and employee purchase plans	360,524	36			320			394,794	10,389	10,745
Conversions of Class B Common Stock into Common Stock	221	1	(221)	(1)						—
Income tax benefit from stock option plans					314					314
Repurchase of Common Stock								(4,131,000)	(80,925)	(80,925)
Investments valuation adjustment						538				538
Foreign currency translation adjustment						(3,148)				(3,148)
Net income							20,354			20,354
Comprehensive income										17,744
Balance December 31, 2000	**72,446,101**	**7,245**	**284,891**	**$28**	**121,444**	**(4,637)**	**343,974**	**(5,055,602)**	**(97,377)**	**370,677**
Common Stock issued under stock option and employee purchase plans	18,000	1			(8,894)			737,348	15,186	6,293
Common Stock issued in connection with acquisition of Metro Information Services, Inc.	2,759,870	276			49,460			4,644,454	86,236	135,972
Income tax benefit from stock option plans					259					259
Repurchase of Common Stock								(326,200)	(4,045)	(4,045)
Investments valuation adjustment						1,181				1,181
Foreign currency translation adjustment						1,449				1,449
Net income							17,387			17,387
Comprehensive income										20,017
Balance December 31, 2001	**75,223,971**	**$7,522**	**284,891**	**$28**	**$162,269**	**($2,007)**	**$361,361**	**—**	**—**	**$529,173**

The accompanying notes are an integral part of the consolidated financial statements.

Keane, Inc. Consolidated Statements of Cash Flows

(In thousands)

For the Years Ended December 31,	2001	2000	1999
Cash Flows From Operating Activities:			
Net Income	$ 17,387	$ 20,354	$ 73,074
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	26.113	28,991	31,519
Deferred income taxes	1.808	(5,444)	4,996
Provision for doubtful accounts	2,024	3,086	(625)
Loss on sale of property and equipment	(167)	—	14
Gain on sale of investments	(1,233)	—	—
Non-cash restructuring charge	825	3,403	5,572
Impairment of long-term investments	2,000	—	—
Gain on sale of business unit	(4,302)	—	—
Income tax benefit from stock options	259	314	515
Changes in operating assets and liabilities, net of acquisitions:			
Decrease in accounts receivable	41,691	48,432	37,580
Increase (decrease) in prepaid expenses and other assets	(1,065)	6,748	(6,910)
Increase (decrease) in accounts payable, accrued expenses, unearned income and other liabilities	758	(18,415)	(24,064)
Increase (decrease) in income taxes payable	(2,916)	8,609	(13,548)
Net cash provided by operating activities	83,182	96,078	108,123
Cash Flows From Investing Activities:			
Purchase of investments	(104,591)	(30,875)	(110,915)
Sale and maturities of investments	102,340	60,191	96,542
Purchase of property and equipment	(7,609)	(11,386)	(16,418)
Proceeds from the sale of property and equipment	419	182	77
Proceeds from the sale of business unit	16,087	—	—
Payments for current year acquisitions	(7,148)	(32,516)	(60,996)
Payments for prior years acquisitions	(1,266)	(3,756)	—
Net cash used for investing activities	(1,768)	(18,160)	(91,710)
Cash Flows From Financing Activities:			
Payments on acquired debt	(65,938)	—	—
Payments under long-term debt, net	(5,006)	(3,523)	(563)
Principal payments under capital lease obligations	(1,303)	(1,376)	(1,217)
Proceeds from issuance of common stock	6,293	10,745	10,761
Repurchase of common stock	(4,045)	(80,925)	(24,072)
Net cash used for financing activities	(69,999)	(75,079)	(15,091)
Effect of exchange rate changes on cash	358	(2,074)	—
Net increase in cash and cash equivalents	11,773	765	1,322
Cash and cash equivalents at beginning of year	53,783	53,018	51,696
Cash and cash equivalents at end of year	$ 65,556	$ 53,783	$ 53,018
Supplemental information:			
Income taxes paid	$ 14,922	$ 10,469	$ 62,140

The accompanying notes are an integral part of the consolidated financial statements.

KEANE, INC. NOTES TO CONSOLIDATED STATEMENTS

Years ended December 31, 2001, 2000, and 1999.

(All amounts in thousands unless stated otherwise and except for share and per share amounts)

A. Summary of Significant Accounting Policies

Basis of Presentation – The consolidated financial statements include the accounts of Keane, Inc. (the "Company") and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

Certain prior year amounts have been reclassified to conform to the current year presentation.

Fiscal Year – The Company records activity in quarterly accounting periods of equal length based on a monthly schedule of one five-week month followed by two four-week months. Differences in amounts presented and those which would have been presented using actual year end dates are not material. All references to "fiscal 2001," "fiscal 2000" and "fiscal 1999" in the financial statements and accompanying notes relate to the years ended December 30, 2001, December 31, 2000 and December 31, 1999, respectively. For ease of presentation, December 31 has been utilized for all financial statement captions.

Nature of Operations – Keane provides information technology (IT) and business consulting services. The Company divides its business into three main lines: Business Consulting, Application Development and Integration (ADI) and Application Development and Management (ADM) Outsourcing.

Keane's clients consist primarily of Global 2000 organizations, government agencies and healthcare organizations. The Company services clients through branch office operations in major markets of North America and the United Kingdom. These offices are supported by Keane Consulting Group, a centralized Strategic Practices Group representing Keane's core services and key competencies, and seven Advanced Development Centers ("ADCs") in the U.S., Canada and India. This delivery structure allows the Company to provide clients with world-class capabilities representing the organizational experience and best practices of the entire Company on a responsive and cost-effective basis.

Revenue Recognition – The Company provides business consulting and system design, implementation, and support services under fixed price and time and materials contracts. For fixed price contracts, revenue is recorded on the basis of the estimated percentage of completion of services rendered. Losses, if any, on fixed price contracts are recognized when the loss is determined. For time and materials contracts, revenue is recorded at contractually agreed upon rates as the costs are incurred. Revenues for software application sales are recognized on the basis of customer acceptance over the period of software implementation.

Allowance For Bad Debts – The Company evaluates its accounts receivable for risk associated with a client's inability to make contractual payments or unresolved issues with the adequacy of Keane's services delivered under maintenance agreements. Billed and unbilled receivables that are specifically identified as being at risk are provided for with a charge to reduce revenue in the period the risk is identified.

Foreign Currency Translation – For the Company's subsidiaries in Canada and England, the Canadian dollar and British pound, respectively, are the functional currencies. All assets and liabilities of the Company's Canadian and English subsidiaries are translated at exchange rates in effect at the end of the period. Income and expenses are translated at rates that approximate those in effect on transaction dates. The translation differences are charged or credited directly to the translation adjustment account included as part of stockholders' equity. Realized foreign exchange gains and losses are included in other income (expense).

Cash and Cash Equivalents – Cash and cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase. Cash equivalents are currently designated as available-for-sale. Cash equivalents at December 31, 2001 included investments in commercial paper ($15.0 million) and money market funds ($33.8 million). Cash equivalents at December 31, 2000 included investments in commercial paper ($33.3 million) and money market funds ($10.6 million).

Financial Instruments – The amounts reflected in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to their short maturities. Based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of the company's debt obligations approximates their carrying value. Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of investments and trade receivables. The Company's cash, cash equivalents and investments are held with financial institutions with high credit standings. The Company's customer base consists of geographically dispersed customers in many different industries. Therefore, concentration of credit risk with respect to trade receivables is not considered significant.

Investments – Investments are stated at fair value as reported by the investment custodian. The Company determines the appropriate classification of debt and equity securities at the time of purchase and re-evaluates such designations as of each balance sheet date. Investments are currently designated as available-for-sale, and as such, unrealized gains and losses are reported in a separate component of stockholders' equity. The Company views its marketable securities portfolio as available for use in its current operations, and accordingly, these investments are classified as current assets in the accompanying balance sheet. As of December 31, 2001, the Company's investments reflect an increase in market value of $.8 million, which has been reflected in the statement of stockholder's equity. At December 31, 2000, the Company's investments reflected a decline in market value of $1.2 million. Realized gains and losses, as well as interest, dividends and capital gain/loss distributions on all securities, are included in earnings.

Property and Equipment – Property and equipment is stated at cost. Repair and maintenance costs are charged to expense. Depreciation is computed on a straight-line basis over estimated useful lives of 25 to 40 years for buildings and improvements, and 2 to 5 years for office equipment, computer equipment and software. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvement or the term of the lease. Upon disposition, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is included in income.

Goodwill and Intangible Assets – Intangible assets consist principally of goodwill and acquired customer-based intangibles, non-competition agreements, and software initially recorded at fair value. Intangibles are amortized on a straight-line basis over 15 years for goodwill and 3 to 15 years for other intangibles. At each reporting date, management assesses whether there has been a permanent impairment in the value of its long-term assets and the amount of such impairment by comparing anticipated undiscounted future cash flows from acquired business units with the carrying value of the related goodwill. The factors considered by management in performing this assessment include current operating results, trends and prospects, as well as the effects of demand, competition and other economic factors. Accumulated amortization at December 31, 2001 and 2000 was $46.9 million and $35.4 million, respectively.

Income Taxes – The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets, and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Comprehensive Income – Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" establishes rules for the reporting and display of comprehensive income and its components. Components of comprehensive income include net income and certain transactions that have generally been reported in the consolidated statement of stockholders' equity. Other comprehensive income is comprised of currency translation adjustments and available-for-sale securities valuation adjustments. At December 31, 2001, accumulated other comprehensive income was comprised of foreign currency translation adjustment of $2.5 million and securities valuation adjustment of ($.5) million, net of tax. At December 31, 2000, accumulated other comprehensive income was comprised of foreign currency translation adjustment of $3.9 million and securities valuation adjustment of $.7 million, net of tax.

Stock-Based Compensation – The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock options grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" and accordingly, recognizes no compensation expense for the stock option grants. The Company also grants restricted stock for a fixed number of shares to employees for nominal consideration. Compensation expense related to restricted stock awards is recorded ratably over the restriction period.

Legal Costs – The Company accrues costs of settlement, damages and under certain conditions, costs of defense when such costs are probable and estimable. Otherwise, such costs are expensed as incurred.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Industry Segment Information – The Company operates in one reportable segment – information technology and business consulting services. The Company offers an integrated mix of end-to-end business solutions, such as Business Consulting (Plan), Application Development and Integration (Build), and Application Development and Management Outsourcing (Manage). Approximately 93%, 94% and 96% of the Company's revenue was derived from these offerings for the years ended December 31, 2001, 2000 and 1999, respectively.

Recent Accounting Pronouncements – In June 1998, the Financial Accounting Standards issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," which required adoption in periods beginning after June 15, 1999. FAS 133 was subsequently amended by Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities- Deferral of the Effective Date of FASB Statement No. 133" and will now be effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted. In June 2000, the FASB issued Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," an amendment to FAS 133 and effective simultaneously with FAS 133. The Company adopted FAS 133 as amended by FAS 138 in the first quarter of 2001, and FAS 133 has not had a significant impact on its financial position or results of operations.

In July 2001, the FASB issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." FAS 141 eliminates the pooling-of-interests method of accounting for business combinations except for qualifying business combinations that were initiated prior to July 2001. FAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of Statement 141 are effective for any business combination that is initiated after June 30, 2001. Under FAS 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their useful lives. The amortization provisions of Statement 142 apply to goodwill and intangible assets acquired on or after June 30, 2001. With respect to goodwill and intangible assets acquired prior to June 30, 2001, companies are required to adopt Statement 142 in their fiscal year beginning after December 15, 2001. Because of the different transition dates for goodwill and intangible assets acquired on or before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangibles will be amortized during this transition period until adoption whereas new goodwill and indefinite lived intangible assets acquired after June 30, 2001 will not. The Company is currently in the process of evaluating the aggregate impact all provisions of FAS 142 will have on its financial position and results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides a single accounting model for long-lived assets to be disposed of. The Company is required to adopt SFAS No. 144 for the fiscal year beginning after December 15, 2001 and is currently in the process of evaluating the impact on its consolidated financial statements.

B. Investments

The following is a summary of available-for-sale securities:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
US Government Obligations	$ 30,017	$ 338	$ 11	$ 30,344
Corporate bonds	27,906	651	285	28,272
Corporate passthroughs	4,997	75	1	5,071
	62,920	1064	297	63,687
Due in one year or less	8,517			8,705
Due after one year through three years	22,927			23,133
Due after three years	31,476			31,849
	62,920			63,687
December 31, 2000				
US Government Obligations	27,441	30	178	27,293
Corporate bonds	20,886	67	1,203	19,750
Corporate passthroughs	12,092	62	18	12,136
	60,419	159	1,399	59,179
Due in one year or less	5,237			5,237
Due in one year through three years	34,838			33,438
Due after three years	20,344			20,504
	$ 60,419			$ 59,179

Proceeds from the sale of available-for-sale securities were approximately $102.3 million during 2001. Net realized gains on those sales were $1.2 million. There was no gain or loss, based on a specific identification basis, realized on the sale of available-for-sale securities during the years ended December 31, 2000 and 1999.

C. Accounts Receivable

Accounts receivable consists of the following:

December 31,	2001	2000
Billed	$ 144,896	$ 141,533
Unbilled	28,290	34,163
Allowance for doubtful accounts	(13,014)	(10,990)
	$ 160,172	$ 164,706

Accounts receivable is presented net of doubtful accounts. The activity in the allowance account is as follows:

December 31,	2001	2000	1999
Beginning of year balance	$ 10,990	$ 7,904	$ 8,133
Provision charged	13,706	6,778	7,749
Recoveries	(3,448)		
Write-offs	(8,234)	(3,692)	(7,978)
End of year balance	$ 13,014	$ 10,990	$ 7,904

D. Property and Equipment

Property and equipment consist of the following:

December 31,	2001	2000
Buildings and improvements	$ 2,599	$ 772
Office equipment	52,537	71,316
Computer equipment and software	12,019	15,316
Leasehold improvements	10,752	9,885
Construction in progress	13,000	—
	90,907	97,289
Less accumulated depreciation and amortization	57,206	73,157
	$ 33,701	$ 24,132

Depreciation expense totaled $11.7 million, $16.2 million and $22.4 million in 2001, 2000, and 1999, respectively. Computer equipment and software includes assets arising from capital lease obligations at a cost of $.6 million with accumulated amortization totaling $.3 million at December 31, 2001.

E. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

December 31,	2001	2000
Accrued employee benefits	$ 8,322	$ 8,226
Accrued rent obligations	—	1,609
Accrued restructuring	21,723	6,332
Other	21,935	10,786
	$ 51,980	$ 26,953

F. Notes Payable

In connection with the Company's acquisition of Parallax Solutions Ltd in February of 1999, the Company issued a $6.6 million note payable to the former owners. During the year 2001, the Company paid the remaining balance of $4.0 million related to this note.

G. Capital Stock

The Company has three classes of stock: Preferred Stock, Common Stock and Class B Common Stock. Holders of Common Stock are entitled to one vote for each share held. Holders of Class B Common Stock generally vote together with holders of Common Stock as a single class but are entitled to 10 votes for each share held. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions of any series of Preferred Stock, and to fix the number of shares of any such series. The Common Stock and Class B Common Stock have equal liquidation and dividend rights except that any regular quarterly dividend declared shall be $.05 per share less for holders of Class B Common Stock. Class B Common Stock is nontransferable, except under certain conditions, but may be converted into Common Stock on a share-for-share basis at any time. Conversions to common stock totaled 221 and 191 shares in 2000 and 1999, respectively. There were no conversions during 2001. Shares of common stock reserved for conversions totaled 284,891 at December 31, 2001.

H. Benefit Plans

Stock Option Plans – The Company has four stock-based compensation plans, which are described below. The Company adopted the disclosure provisions of SFAS 123, "Accounting for Stock-Based Compensation," and has continued to apply APB Opinion 25 and related interpretations in accounting for its plans. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates as calculated in accordance with SFAS 123, the Company's net income and earnings per share for the years ended December 31, 2001, 2000 and 1999 would have been reduced to the pro forma amounts indicated below:

Years Ended December 31,	**2001**	**2000**	**1999**
Net income - as reported	$17,387	$ 20,354	$ 73,074
Net income - pro forma	8,045	2,596	61,811
Net income per share -- as reported (diluted)	.25	.29	1.01
Net income per share - pro forma (diluted)	.12	.04	.85

The effects of applying SFAS 123 in this pro forma disclosure are not likely to be representative of effects on reported net income for future years.

The fair market value of each stock option is estimated using the Black Scholes option pricing method, assuming no expected dividends with the following weighted-average assumptions:

Years Ended December 31,	**2001**	**2000**	**1999**
Expected life (years)	4.8	4.4	4.0
Expected stock price volatility	65%	93%	96%
Risk-free interest rate	5.00%	5.00%	5.27%

The 1992 Stock Option Plan provides for grants of stock options for up to 3,600,000 shares of the Company's Common Stock to employees, officers and directors of, and consultants and advisors to, the Company. Generally, options expire five years from the date of grant, require a purchase price of not less than 100% of the fair market value of the stock as of the date of grant, and are exercisable at such time or times as the Board of Directors in each case determines. The Company may grant options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("incentive stock options") or nonstatutory options not intended to qualify as incentive stock options.

The 1998 Stock Incentive Plan, amended in December 1999, provides for grants of stock options for up to 7,000,000 shares of the Company's Common Stock to employees, officers and directors of, and consultants and advisors to, the Company. Generally, options expire five years from the date of grant, require a purchase price of not less than 100% of the fair market value of the stock as of the date of grant, and are exercisable at such time or times as the Board of Directors in each case determines. The Company may grant options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("incentive stock options") or nonstatutory options, restricted stock awards and other stock-based awards, including the grant of shares based upon certain conditions not intended to qualify as incentive stock options.

In December 2000, the Company initiated a new "Time Accelerated Restricted Stock Award Plan" (TARSAP) under its 1998 Stock Incentive Plan, whereby the vesting of certain stock options is directly impacted by the performance of the Company. The vesting of stock options granted under the TARSAP accelerates upon the meeting of certain profitability criteria. If these criteria are not met, such options will vest five years after the date of grant and expire at the end of ten years.

The Company believes that tying the vesting of larger blocks of certain stock options directly to financial performance more effectively utilizes options that would have been granted in future years, while making employees true stakeholders. The Company also anticipates that more closely aligning the interest of management and key employees with shareholders will focus employees on the goals and objectives most important to shareholders, and that the granting of such options were an important factor in securing employee confidence, commitment, and trust at a critical junction in the implementation of its new strategic plan. Finally, the Company believes that the cost to shareholders of these additional options can be kept reasonable as a result of its stock repurchase program. Since May of 1999, the Company has invested $108.9 million to repurchase 5,457,200 million shares of its common stock under three separate authorizations.

The 2001 Stock Incentive Plan provides for grants of stock options for up to 7,000,000 shares of the Company's Common Stock to employees, officers and directors of, and consultants and advisors to, the Company. Generally, options expire five years from the date of grant, require a purchase price of not less than 100% of the fair market value of the stock as of the date of grant, and are exercisable at such time or times as the Board of Directors in each case determines. The Company may grant options that are intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code ("incentive stock options") or nonstatutory options, restricted stock awards and other stock-based awards, including the grant of shares based upon certain conditions not intended to qualify as incentive stock options.

In November 2001, the Company completed its merger with Metro Information Services, Inc. In connection with the merger, the Company assumed all options, whether vested or unvested, to purchase Metro's common stock, issued under Metro's stock option plans. Each option to purchase shares of Metro's common stock outstanding as of November 30, 2001 became an option to acquire a number of shares of Keane common stock equal to the number of shares of Metro's Common Stock subject to such option, multiplied by a conversion ratio of .48. The option price has been proportionally adjusted. The number of adjusted shares under the Metro plan is 571,058. There were no shares exercised under this plan during December 2001.

The weighted-average fair value of options granted under both Plans during the years ended December 31, 2001, 2000 and 1999 was $11.96, $11.53 and $14.39, respectively.

Information with respect to activity under the Company's stock option plans is set forth below:

December 31,	Common Stock	Weighted Average Exercise Price
Outstanding at December 31, 1998	2,238,060	20.80
Granted	1,582,300	20.60
Exercised	(409,112)	6.69
Canceled/Expired	(517,389)	25.91
Outstanding at December 31, 1999	2,893,859	21.76
Granted	3,580,618	16.58
Exercised	(382,078)	8.75
Canceled/Expired	(870,830)	25.36
Outstanding at December 31, 2000	5,221,569	18.55
Granted	1,723,024	20.14
Exercised	(192,095)	8.98
Canceled/Expired	(475,328)	20.13
Outstanding at December 31, 2001	6,277,170	$19.20

Shares available for future issuance under the Company's stock option plans at December 31, 2001 are 9,219,291.

The following table summarizes information about stock options that were outstanding at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price of Options Outstanding	Number Exercisable	Weighted Average Exercisable Price of Exercisable Options
$0.04 — $4.99	10,000	1.8	$ 0.04	10,000	$ 0.04
5.00 — 9.99	2,041,310	8.6	9.75	14,560	9.72
10.00 — 14.99	192,700	7.9	13.12	55,110	13.02
15.00 — 19.99	1,830,792	6.1	17.40	484,352	17.30
20.00 — 24.99	475,073	3.1	22.22	156,514	22.32
25.00 — 29.99	840,340	2.9	27.31	271,038	27.49
30.00 — 39.99	743,183	3.1	33.91	568,780	33.89
40.00 — 49.99	66,600	2.7	44.73	47,674	44.61
50.00 — 59.99	70,692	5.8	57.21	48,689	57.23
60.00 — 74.99	6,480	7.0	73.03	4,080	73.10
$0.04 — $74.99	6,277,170	5.9	$19.20	1,660,797	$ 26.90

Stock Purchase Plans – The Company's 1992 Employee Stock Purchase Plan provides for the purchase of 4,550,000 shares of Common Stock by qualifying employees at a purchase price of 85% of the market value of the stock on the purchase date. During 2001, 2000 and 1999 participants in this plan purchased 575,841, 384,209, and 310,051 shares, respectively. Shares available for future purchases totaled 1,963,931 at December 31, 2001.

Incentive Compensation Plans – During 1988, the Company established incentive compensation plans for certain officers and selected employees. Payments under the plans are based on actual performance compared to stated plan objectives. Compensation expense under the plans in 2001, 2000 and 1999 approximated $18.3 million, $11.2 million and $8.3 million, respectively.

Deferred Savings and Profit Sharing Plan – During 1984, the Company established a deferred savings and profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan enables eligible employees to reduce their taxable income by contributing up to 15% of their salary to the plan. The Company makes discretionary contributions to the plan based on a percentage of contributions made by the eligible employees and profits of the Company. The Company's contributions vest after the employee has completed 42 months of service and for 2001, 2000 and 1999 amounted to approximately $4.5 million, $5.0 million and $5.1 million, respectively.

Defined Benefit Plan – The Company has a defined benefit pension plan that provides pension benefits to employees of the Company's U.K. subsidiary. Such benefits are available to employees who were active on August 4, 1998 and not to employees who joined the Company after that date, and based on the employee's compensation and service. The plan is closed to new employees. The Company's policy is to fund amounts required by applicable government regulations. Total pension expense for 2001, 2000, and 1999 was approximately $1.2 million, $1.4 million, and $1.4 million, respectively.

The Company's projected benefit obligation at December 31, 2000 was approximately $15.2 million. During 2001, service cost and interest cost were $1.6 million and $1.0 million, respectively. Also during 2001, employee contributions, actuarial gain, and benefits paid were $.3 million, $1.0 million and $.3 million, respectively. The projected benefit obligation at December 31, 2001 was $16.8 million.

The fair value of the plan assets as of December 31, 2000 was $17.0 million. The actual return for the year ended December 31, 2001 was a reduction in plan assets of $2.6 million. During 2001, employer and employee contributions totaled $1.5 million and benefits paid totaled $.3 million. The fair value of the plan assets at December 31, 2001 was $15.6 million.

The components of the 2001 net periodic pension cost were as follows: service cost was $1.6 million, interest cost was $1.0 million, the expected return on plan assets was $1.4 million, and net amortization and deferrals was $.4 million.

I. Related Parties, Commitments, and Contingencies

The Company's corporate offices are located in Boston, Massachusetts. The building is leased from a partnership in which an officer and certain directors and shareholders of the Company are limited partners. The lease is for a term of twenty years at annual rentals considered to be at prevailing market rates and lasts through 2006.

The Company is also required to pay specified percentages of annual increases in real estate taxes and operating expenses. The Company leases additional office space and apartments under operating leases and capital leases, some of which may be renewed for periods up to five years, subject to increased rentals. Rental expense for all of the Company's facilities, except as noted below, amounted to approximately $19.4 million in 2001, $22.4 million in 2000 and $21.8 million in 1999. The Company is committed to minimum annual rental payments under all leases, except for the new facility noted below, of approximately $27 million in 2002, $22.9 million in 2003, $17.3 million in 2004, $11.3 million in 2005, $ 5.1 million in 2006 and an aggregate of $5.6 million for 2007 and thereafter.

In October, 2001, the Company entered into a lease with Gateway Developers LLC ("Gateway LLC") for a term of twelve years, pursuant to which the Company agreed to lease approximately 95,000 square feet of office and development space in a building under construction at One Chelsea Street in Boston, Massachusetts (the "New Facility"). The Company will lease approximately 57% of the New Facility and the remaining 43% will be occupied by other tenants. John Keane Family LLC is a member of Gateway LLC. The members of John Keane Family LLC are trusts for the benefit of John F. Keane, Chairman of the Board of the Company, and his immediate family members.

On October 31, 2001, Gateway LLC entered into a $39.4 million construction loan (the "Gateway Loan") in connection with the New Facility and an adjacent building to be located at 20 City Square, Boston, Massachusetts. John Keane Family LLC, and John F. Keane are each liable for certain obligations under the Gateway Loan if and to the extent Gateway LLC requires funds to comply with its obligations under the Gateway Loan.

The Company currently expects to occupy the new facility in January 2003. The Company will consolidate several existing facilities it has in the Boston area as part of this move. Based upon its knowledge of rental payments for comparable facilities in the Boston area, the Company believes that the rental payments under the lease for the New Facility, which will be approximately $3.2 million per year ($33.00 per square foot for the first 75,000 square feet and $35.00 per square foot for the remainder of the premises) for the first six years of the lease term and $3.5 million per year ($36.00 per square foot for the first 75,000 square feet and $40.00 per square foot for the remainder of the premises) for the remainder of the lease term, plus specified percentages of any annual increases in real estate taxes and operating expenses, were, at the time the Company entered into the lease, as favorable to the Company as those which could have been obtained from an independent third party.

In view of these related party transactions, the Company has concluded that, during the construction phase of the facility, the estimated construction in progress costs for the project will be capitalized in accordance with EITF No. 97-10, "The Effect of Lessee Involvement in Asset Construction." A credit in the same amount is included in the long-term portion of capital lease and other obligations in the accompanying balance sheet. For purposes of the consolidated statement of cash flows, the Company characterizes this treatment as a non-cash financing activity.

The Company is committed to an Enterprise Application Architecture (EAA) project for the approximate cost of $8.5 million. A majority of the project will be completed in 2002.

On September 25, 2000, the U.S. Equal Employment Opportunity Commission ("EEOC") commenced a civil action against Keane in the United States District Court for the District of Massachusetts alleging that the Company discriminated against former employee Michael Randolph and other unspecified "similarly-situated individuals" by acts of racial harassment, retaliation and constructive discharge. The EEOC has not specified the amount of damages it is seeking. The parties are presently engaged in discovery. Because the lawsuit is in pre-trial stages, management is unable to estimate the effect, if any, it may have on its consolidated financial position or consolidated results of operations.

The Company is involved in other litigation and various legal matters, which have arisen in the ordinary course of business. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on its financial condition, results of operations, or cash flows. The Company believes these litigation matters are without merit and intends to defend these matters vigorously.

J. Income Taxes

The provision for income taxes includes federal, state and foreign income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities.

For financial reporting purposes, income before income taxes includes the following components:

Earnings Before Income Taxes	
Domestic	$27,721
Foreign	1,501
Total income before provision for income taxes	$29,222

The provision for income taxes consists of the following:

December 31,	2001	2000	1999
Current			
Federal	$ 8,993	$ 16,748	$ 34,230
State	147	1,958	9,283
Foreign	886	570	1,230
Total Current	10,026	19,276	44,743
Deferred			
Federal	1,605	(4,283)	3,570
State	412	(898)	626
Foreign	(209)	(263)	800
Total Deferred	1,808	(5,444)	4,996
	$ 11,834	$ 13,832	$ 49,739

A reconciliation of the statutory income tax provision with the effective income tax provision is as follows:

Years Ended December 31,	**2001**	**2000**	**1999**
Federal income taxes at 35%	$ 10,228	$ 11,965	$ 42,985
State income taxes, net of federal tax benefit	363	1,060	6,530
Merger related costs	1,048	—	—
Other, net	195	807	224
Total income tax provision	$ 11,834	$ 13,832	$ 49,739

The components of the net deferred tax assets and liabilities are as follows:

Years Ended December 31,	**2001**	**2000**
Current Asset:		
Allowance for doubtful accounts and other reserves	$ 2,208	$ 5,204
Accrued expenses	9,167	3,300
Total current assets	11,375	8,504
Non-current Asset:		
Amortization of intangible assets	12,453	9,998
Depreciation and other	11,496	7,135
Domestic net operating loss carry-forwards	2,298	2,541
Total non-current assets	26,247	19,674
Non-current Liability:		
Intangibles	(28,150)	(9,205)
Net deferred tax assets	$ 9,472	$ 18,973

At December 31, 2001, the Company had domestic net operating loss (NOL) carry-forwards of $5.6 million expiring in 2017 and 2018, which is subject to a Section 382 limitation due to ownership changes.

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences and no valuation allowance is necessary.

The current component of deferred tax assets is included in prepaid expenses and deferred taxes on the balance sheet. The non-current asset component is included in the deferred taxes and other assets, net on the balance sheet.

K. Business Acquisitions

On November 30, 2001, the Company completed the merger of Metro Information Services, Inc. (Metro), a provider of information technology, or IT consulting and custom software development services and solutions. The merger was completed by exchanging all of the Common Stock of Metro for 7.4 million shares of the Company's Common Stock. Each share of Metro was exchanged for .48 of one share of Keane common stock. In addition, outstanding Metro stock options were converted at the same ratio into options to purchase 571,058 shares of Keane Common Stock.

In accordance with recently issued Statement of Financial Accounting Standards No. 141, "Business Combinations," and certain provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and other Intangible Assets," The Company used the purchase method of accounting for a business combination to account for the merger, as well as the new accounting and reporting regulations for goodwill and other intangibles. Under these methods of accounting, the assets and liabilities of Metro, including intangible assets, were recorded at their respective fair values. All intangible assets will be amortized over their estimated useful life with the exception of goodwill. The financial position, results of operations and cash flows of Metro were included in the Company's financial statements effective as of the merger date.

The total cost of the merger was $162.4 million. Portions of the purchase price, including intangible assets, were identified by independent appraisers utilizing proven valuation procedures and techniques. In addition, the restructuring component of the purchase price was in place at the date of acquisition.

The components of the purchase price allocation is as follows:

Consideration and Merger Costs (in thousands)	
Value of stock issued	$ 130,796
Fair value of options exchanged	4,754
Transaction costs	7,786
Restructuring	10,972
Deferred Tax Liability	8,141
Total	$ 162,449

Allocation of Purchase Price	
Net liabilities assumed	$ (37,984)
Customer lists	45,200
Non-compete agreements	900
Goodwill	154,333
Total	$ 162,449

The following table presents the condensed balance sheet disclosing the amounts assigned to each of the major assets acquired and liabilities assumed of Metro at acquisition date:

(in thousands)	
Cash	$ 622
Accounts receivable	40,820
Other current assets	1,004
Property, plant & equipment, net	2,780
Total assets	45,226
Accounts payable	3,583
Accrued compensation	9,800
Other liabilities	3,889
Note payable	65,938
Net assets	$ 37,984

The unaudited pro forma combined condensed statements of income combine the historical statements of the Company and Metro as if the merger had occurred at January 1, 2000. Unaudited pro forma combined condensed financial information is presented for comparative purposes only and is not necessarily indicative of the results of operations that would have actually been reported had the merger occurred at the beginning of the periods presented, nor is it necessarily indicative of future financial position or results of operations.

Twelve Months Ended December 31,	**2001**	**2000**
Total revenues	$ 1,029,871	$ 1,185,547
Net income	14,870	22,778
Net income per share (basic)	$ .22	$ .30
Net income per share (diluted)	$ .21	$ .30

During 2000 and 1999, the Company completed several acquisitions of businesses complementary to the Company's business strategy. The cost of these acquisitions, which were accounted for using the purchase method of accounting, totaled $35.3 million in 2000 and $67.9 million in 1999. In certain cases, the purchase price included contingent consideration based upon operating performance of the acquired business. During 2001, the Company paid an additional $1.2 million related to these contingencies, and has been recorded as additional purchase price.

The results of operations of these acquired companies have been included in the Company's consolidated statement of income from the date of acquisition. The excess of the purchase price over the fair value of the net assets has been allocated to identifiable intangible assets and goodwill and is being amortized on a straight-line basis over periods ranging from three to fifteen years. Pro forma results of operations for these acquisitions have not been provided as they were not material to the Company on either an individual or an aggregate basis.

L. Bank Debt

In July 1995, the Company secured a $10 million demand line of credit from a major Boston bank, which expires in July of 2002. Borrowings will bear interest at the bank's base rate (the prime rate). There were no borrowings under this line during 2001 or 2000.

M. Earnings Per Share

A summary of the Company's calculation of earnings per share is as follows:

Years Ended December 31,	2001	2000	1999
Net income	$ 17,387	$ 20,354	$ 73,074
Weighted average number of common shares outstanding used in calculation of basic earnings per share	68,474	69,646	71,571
Incremental shares from the assumed exercise of dilutive stock options	922	347	824
Weighted average number of common shares outstanding used in calculation of diluted earnings per share	69,396	69,993	72,395
Earnings per share			
Basic	$ .25	$ .29	$ 1.02
Diluted	$ .25	$ .29	$ 1.01

For the period ending December 31, 2001, there were 2,348,368 options for common stock, which were excluded because they were anti-dilutive.

N. Restructuring Charges

In the fourth quarter of 2001, 2000 and 1999, the Company recorded restructuring charges of $10.4 million, $8.6 million and $13.7 million, respectively. Of these charges, $4.4 million, $1.7 million and $3.8 million related to a work-force reduction, primarily technical consultants, of approximately 900, 200 and 600 employees for the years 2001, 2000 and 1999, respectively. In addition, the Company performed a review of its business strategy and concluded that consolidating some of its branch offices was key to its success. As a result of this review, the Company wrote off $.8 million in 2001, $3.4 million in 2000 and $4.8 million in 1999 of assets, which became impaired as a result of these restructuring actions. The charges included $4.0 million in 2001, $ 3.5 million in 2000 and $ 5.1 million in 1999 for branch office closings and certain other expenditures.

During the fourth quarter of 2001, the Company determined that the cost to consolidate and/or close certain non-profitable offices would be higher than the original estimate. The change in estimates resulted in an addition to the Company's restructuring liability of $1.2 million.

A summary of fiscal year 2001 restructuring activity, which is recorded in accrued expenses in the accompanying balance sheet, is as follows:

	Workforce Reduction	Impaired Assets	Branch Office Closures & Other Expenditures	Total
Charges for 1999	$ 3,800	$ 4,753	$ 5,100	$ 13,653
Charges for 2000	1,743	3,403	3,478	8,624
Charges for 2001	4,417	825	3,957	9,199
Change in estimates	—	—	1,159	1,159
	9,960	8,981	13,694	32,635
Cash expenditures for 1999	(1,000)			(1,000)
Cash expenditures for 2000	(3,138)		(2,832)	(5,970)
Cash expenditures for 2001	(2,620)		(2,494)	(5,114)
	(6,758)		(5,326)	(12,084)
Non cash charges for 1999		(4,753)	(819)	(5,572)
Non cash charges for 2000		(3,403)	—	(3,403)
Non cash charges for 2001		(825)	—	(825)
		(8,981)	(819)	(9,800)
Non cash acquisition charges	7,226		3,746	10,972
Balance as of December 31, 2001	$ 10,428	—	$ 11,295	$ 21,723

As of December 31, 2001, the branch office closures consisted of amounts for properties identified in 2001, 2000 and 1999 in the amounts of $8.3 million, $2.0 and $1.0 million, respectively.

O. Subsequent Events

The Company announced on February 13, 2002, that it had signed a definitive merger agreement to acquire SignalTree Solutions Holding, Inc., a privately-held, US based corporation with two software development facilities in India and additional operations in the United States. The acquisition closed on March 15, 2002. The Company paid approximately $64.5 million in cash for the acquisition.

Price Range of Common Stock and Dividend Policy – The Company's Common Stock is traded on the American Stock Exchange under the symbol "KEA." The following table sets forth, for the periods indicated, the high and low closing price per share as reported by the American Stock Exchange.

Stock Price	High	Low
2001		
First Quarter	$18.63	$ 9.76
Second Quarter	22.00	11.80
Third Quarter	19.90	12.95
Fourth Quarter	19.70	13.41
2000		
First Quarter	$30.94	$22.19
Second Quarter	29.38	20.38
Third Quarter	25.00	15.84
Fourth Quarter	15.95	9.75

The Company has not paid any cash dividend since June 1986. The Company currently intends to retain all of its earnings to finance future growth and therefore does not anticipate paying any cash dividend in the foreseeable future. The Company's Articles of Organization restrict the ability of the Board of Directors to declare regular quarterly dividends on the Class B Common Stock.

Selected Quarterly Financial Data (Unaudited) (in thousands except per share amounts)

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2001				
Total revenues	$208,346	$196,995	$186,637	$187,181
Income (Loss) before income taxes	14,211	11,256	8,908	(5,154)
Net income (Loss)	8,454	6,698	5,302	(3,067)
Net income (Loss) per share (basic)	.12	.10	.08	(.04)
Net income (Loss) per share (diluted)	.12	.10	.08	(.04)
Year Ended December 31, 2000				
Total revenues	$216,208	$221,799	$219,671	$214,278
Income (Loss) before income taxes	9,265	13,400	13,884	(2,363)
Net income (Loss)	5,511	7,975	8,260	(1,392)
Net income (Loss) per share (basic)	.08	.11	.12	(.02)
Net income (Loss) per share (diluted)	.08	.11	.12	(.02)

Report of Independent Auditors

To The Board of Directors and Stockholders of Keane, Inc.:

We have audited the accompanying consolidated balance sheets of Keane, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Keane, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Ernst and Young LLP

Boston, Massachusetts

February 11, 2002, except for Note O, as to which the date is March 15, 2002

DIRECTORS AND OFFICERS

John F. Keane, Director △
Chairman of the Board

Brian T. Keane, Director ○
President and Chief Executive Officer

Philip J. Harkins, Director △ □
President, Linkage Incorporated

Winston R. Hindle, Jr., Director △ ◇
Senior Vice President (Retired)
Digital Equipment Corporation

John F. Keane, Jr., Director △
Chief Executive Officer
ArcStream Solutions

John F. Rockart, Director ◇ □
Senior Lecturer
Sloan School of Management, MIT

Maria Cirino, Director ◇ □
President and CEO
Guardent

John Fain, Director
Senior Vice President
Keane, Inc.

Stephen D. Steinour, Director ◇ □
Chairman and CEO
Citizens Bank of Pennsylvania

Hal J. Leibowitz, Clerk
Senior Partner
Hale and Dorr LLP

Robert B. Atwell ○
Senior Vice President,
North American Branch Operations

Irene Brown ○
Senior Vice President, Keane, Inc.
Managing Director, Keane Ltd

Francis M. Cleary
Treasurer and Assistant Clerk

John J. Leahy ○
Senior Vice President,
Finance and Administration
Chief Financial Officer

Raymond W. Paris ○
Senior Vice President,
Healthcare Solutions

Renee Southard ○
Senior Vice President,
Human Resources

Linda B. Toops ○
Senior Vice President, Keane, Inc.
President, Keane Consulting Group

○ Member of the Leadership Team
◇ Audit Committee
□ Compensation Committee
△ Governance and Nominating Committee

Keane considers diversity a valuable asset to our Company and embraces both the letter and the spirit of all equal employment opportunity statutes. We welcome people for employment without discrimination because of their race, color, religion, gender, national origin, marital status, veteran's status, age, disability, or sexual orientation. We select, develop, promote, compensate, and recognize employees based on individual ability and job performance. We strive to maintain a working environment free of any form of harassment or intimidation.

Independent Auditors: Ernst & Young, Boston, MA

Transfer Agent: EquiServe, Boston, MA

Legal Counsel: Hale and Dorr LLP, Boston, MA

Annual Meeting: Wednesday, May 29, 2002, 4:30 p.m., Hale and Dorr LLP, 60 State Street, Boston, MA

Investor Relations: For additional information on Keane, shareholders, security analysts, and institutional investors should contact Larry M. Vale, Vice President of External Communications, Keane, Inc., Ten City Square, Boston, MA 02129, IR@keane.com.

Annual Report on the Internet: The online version of Keane's annual report including the 10-K and other financial documents can be accessed at *www.keane.com/investors.*

Quarterly earnings: Listen to Keane's 2002 quarterly earnings release conference calls via live webcasts at *www.keane.com/investors.*

Keane's clients benefit from the flexibility and economic advantage of its ***seamless client service delivery model***. Based on individual business drivers, customers can fluidly allocate the location of their application development and management work between a variety of delivery options. These include on-site at a client's facility, off-site at a remote location, near-shore in Halifax, Nova Scotia, and offshore in India — all with consistent processes, management disciplines, and performance metrics.



CANADA
Halifax

INDIA
Delhi, Hyderabad

CORPORATE HEADQUARTERS
Ten City Square
Boston, MA 02129
USA

617-241-9200

keane.com

9/11

Our thoughts and prayers remain with

those touched by the events

of September 11, 2001.

We would like to extend our profound

and heartfelt condolences to

the family members, friends, and

colleagues of two Keane employees

lost on this tragic day.

INTEGRATED DELIVERY NETWORK

◉ Offices (On-site) | □ Off-site ADC | ○ Near-shore ADC | △ Offshore ADC



UNITED STATES

Arizona: Phoenix

California: Brea, El Segundo, Irvine, Los Angeles, San Bruno, San Clemente, San Dimas, Woodland Hills

Colorado: Denver

Connecticut: Danbury, Rocky Hill

Florida: Jacksonville, Tallahassee, Tampa

Georgia: Alpharetta, Atlanta

Illinois: Chicago

Indiana: Indianapolis

Iowa: Cedar Rapids

Kansas: Mission

Kentucky: Louisville

Maine: Scarborough

Maryland: Baltimore, Columbia, Hunt Valley

Massachusetts: Boston, Lexington

Michigan: Grand Rapids, Southfield

Minnesota: Edina, Rochester

New Hampshire: Bedford

New Jersey: Clark, Princeton

New York: Albany, Melville, New York, Pittsford, Syracuse

North Carolina: Charlotte, Durham

Ohio: Blue Ash, Columbus, Cuyahoga Falls, Independence

Pennsylvania: Blue Bell, Camp Hill

Puerto Rico: Guaynabo

South Carolina: Columbia

Tennessee: Brentwood

Texas: Houston, Irving

Utah: South Jordan

Virginia: McLean, Richmond, Roanoke, Virginia Beach

Washington: Bellevue

Wisconsin: Madison, Milwaukee

we get (IT) done.



Corporate Headquarters
Keane, Inc.
Ten City Square
Boston, MA 02129
USA
617-241-9200
keane.com

0901-AR-02